Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211513

SYMANTEC CORPORATION
350 Ellis Street
Mountain View, California 94043
(650) 527-8000
Prospectus Supplement No. 3
(to Prospectus dated July 26, 2019)
_________________________________________________

This Prospectus Supplement No. 3 supplements the prospectus, dated July 26, 2019 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, and which forms a part of our Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-211513). This Prospectus Supplement No. 3 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Commission on August 9, 2019 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement No. 3.

The Prospectus and this Prospectus Supplement No. 3 relate to the registration of $500,000,000 in aggregate principal amount of our 2.500% Convertible Senior Notes due 2021 (the “notes”) and the shares of our common stock, par value $0.01, issuable upon conversion of the notes for resale by the selling securityholders identified in the Prospectus.

This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 3 supersedes the information contained in the Prospectus.

The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “SYMC.” On August 9, 2019, the closing sale price of our common stock was $22.99 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is August 9, 2019.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended July 5, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                to
Commission File Number 000-17781
 Symantec Corporation
(Exact name of the registrant as specified in its charter)

Delaware			77-0181864
(State or other jurisdiction of incorporation or organization)			(I.R.S. employer Identification no.)

350 Ellis Street,	Mountain View,	California	94043
(Address of principal executive offices)			(Zip code)
Registrant’s telephone number, including area code:
(650) 527-8000
Former name or former address, if changed since last report:
Not Applicable
  ________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class		Trading symbol(s)	Name of each exchange on which registered
Common Stock,	par value $0.01 per share	SYMC	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☑   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☑
The number of shares of Symantec common stock, $0.01 par value per share, outstanding as of July 31, 2019 was 618,031,627 shares.

SYMANTEC CORPORATION
FORM 10-Q
Quarterly Period Ended July 5, 2019

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
SYMANTEC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in millions, except par value per share amounts)

	July 5, 2019	March 29, 2019 (1)
ASSETS
Current assets:
Cash and cash equivalents	$1,532	$1,791
Short-term investments	162	252
Accounts receivable, net	438	708
Other current assets	429	435
Total current assets	2,561	3,186
Property and equipment, net	784	790
Operating lease assets	183	—
Intangible assets, net	2,137	2,250
Goodwill	8,449	8,450
Other long-term assets	1,255	1,262
Total assets	$15,369	$15,938
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$135	$165
Accrued compensation and benefits	198	257
Current portion of long-term debt	494	491
Contract liabilities	2,211	2,320
Current operating lease liabilities	45	—
Other current liabilities	525	533
Total current liabilities	3,608	3,766
Long-term debt	3,964	3,961
Long-term contract liabilities	688	736
Deferred income tax liabilities	548	577
Long-term income taxes payable	1,078	1,076
Long-term operating lease liabilities	163	—
Other long-term liabilities	70	84
Total liabilities	10,119	10,200
Commitments and contingencies (Note 16)
Stockholders’ equity:
Preferred stock, $0.01 par value: 1 shares authorized; 0 shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.01 par value: 3,000 shares authorized; 617 and 630 shares issued and outstanding as of July 5, 2019 and March 29, 2019, respectively	4,701	4,812
Accumulated other comprehensive loss	(12)	(7)
Retained earnings	561	933
Total stockholders’ equity	5,250	5,738
Total liabilities and stockholders’ equity	$15,369	$15,938

(1)	Derived from audited financial statements.
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

SYMANTEC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in millions, except per share amounts)

	Three Months Ended
	July 5, 2019	June 29, 2018
Net revenues	$1,247	$1,156
Cost of revenues	272	249
Gross profit	975	907
Operating expenses:
Sales and marketing	393	386
Research and development	241	237
General and administrative	108	133
Amortization of intangible assets	51	53
Restructuring, transition and other costs	25	96
Total operating expenses	818	905
Operating income	157	2
Interest expense	(49)	(52)
Other expense, net	—	(19)
Income (loss) from continuing operations before income taxes	108	(69)
Income tax expense (benefit)	82	(4)
Income (loss) from continuing operations	26	(65)
Income from discontinued operations	—	5
Net income (loss)	$26	$(60)

Income (loss) per share - basic:
Continuing operations	$0.04	$(0.10)
Discontinued operations	$—	$0.01
Net income (loss) per share - basic (1)	$0.04	$(0.10)

Income (loss) per share - diluted:
Continuing operations	$0.04	$(0.10)
Discontinued operations	$—	$0.01
Net income (loss) per share - diluted (1)	$0.04	$(0.10)

Weighted-average shares outstanding:
Basic	619	624
Diluted	642	624

(1) Net income (loss) per share may not add due to rounding.

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

SYMANTEC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited, in millions)

	Three Months Ended
	July 5, 2019	June 29, 2018
Net income (loss)	$26	$(60)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	(7)	(24)
Net unrealized gain on available-for-sale securities	1	—
Other comprehensive income from equity method investee	1	—
Other comprehensive loss, net of taxes	(5)	(24)
Comprehensive income (loss)	$21	$(84)
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

SYMANTEC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In millions, except per share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance as of March 29, 2019	630	$4,812	$(7)	$933	$5,738
Net income	—	—	—	26	26
Other comprehensive loss	—	—	(5)	—	(5)
Common stock issued under employee stock incentive plans	16	37	—	—	37
Shares withheld for taxes related to vesting of restricted stock units	(3)	(57)	—	—	(57)
Repurchases of common stock	(26)	(190)	—	(351)	(541)
Cash dividends declared ($0.075 per share of common stock) and dividend equivalents accrued	—	—	—	(47)	(47)
Stock-based compensation	—	99	—	—	99
Balance as of July 5, 2019	617	$4,701	$(12)	$561	$5,250

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance as of March 30, 2018	624	$4,691	$4	$328	$5,023
Cumulative effect from adoption of accounting standards	—	—	—	939	939
Net loss	—	—	—	(60)	(60)
Other comprehensive loss	—	—	(24)	—	(24)
Common stock issued under employee stock incentive plans	9	4	—	—	4
Shares withheld for taxes related to vesting of restricted stock units	(2)	(45)	—	—	(45)
Cash dividends declared ($0.075 per share of common stock) and dividend equivalents accrued	—	—	—	(49)	(49)
Stock-based compensation	—	130	—	—	130
Balance as of June 29, 2018	631	$4,780	$(20)	$1,158	$5,918
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

SYMANTEC CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in millions)

	Three Months Ended
	July 5, 2019	June 29, 2018
OPERATING ACTIVITIES:
Net income (loss)	$26	$(60)
Income from discontinued operations	—	(5)
Adjustments:
Amortization and depreciation	158	152
Impairments of long-lived assets	3	4
Stock-based compensation expense	80	113
Deferred income taxes	(30)	(42)
Loss from equity interest	11	26
Other	13	(47)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	270	321
Accounts payable	(21)	19
Accrued compensation and benefits	(46)	(77)
Contract liabilities	(161)	(106)
Income taxes payable	72	(1)
Other assets	5	(5)
Other liabilities	(55)	39
Net cash provided by operating activities	325	331
INVESTING ACTIVITIES:
Purchases of property and equipment	(49)	(44)
Payments for acquisitions, net of cash acquired	—	(5)
Proceeds from maturities and sales of short-term investments	92	64
Other	(5)	(5)
Net cash provided by investing activities	38	10
FINANCING ACTIVITIES:
Net proceeds from sales of common stock under employee stock incentive plans	37	4
Tax payments related to restricted stock units	(52)	(42)
Dividends and dividend equivalents paid	(51)	(60)
Repurchases of common stock	(559)	—
Net cash used in financing activities	(625)	(98)
Effect of exchange rate fluctuations on cash and cash equivalents	3	(16)
Change in cash and cash equivalents	(259)	227
Beginning cash and cash equivalents	1,791	1,774
Ending cash and cash equivalents	$1,532	$2,001
The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

SYMANTEC CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Description of Business and Significant Accounting Policies
Business
Symantec Corporation is a global leader in cyber security. We provide cyber security products, services, and solutions. Our Integrated Cyber Defense Platform helps business and government customers unify cloud and on-premises security to deliver a more effective cyber defense solution, while driving down cost and complexity. Our Cyber Safety solutions under our Norton LifeLock brand help consumers protect their devices, online privacy, identities, and home networks.
Basis of presentation
The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America (U.S.) for interim financial information. In the opinion of management, the unaudited Condensed Consolidated Financial Statements contain all adjustments, consisting only of normal recurring items, except as otherwise noted, necessary for the fair presentation of our financial position, results of operations, and cash flows for the interim periods. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and accompanying Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended March 29, 2019. The results of operations for the three months ended July 5, 2019 are not necessarily indicative of the results expected for the entire fiscal year.
We have a 52/53-week fiscal year ending on the Friday closest to March 31. Unless otherwise stated, references to three-month periods in this report relate to fiscal periods ended July 5, 2019 and June 29, 2018. The three months ended July 5, 2019 consisted of 14 weeks, whereas the three months ended June 29, 2018 consisted of 13 weeks. Our 2020 fiscal year consists of 53 weeks and ends on April 3, 2020.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Such estimates include, but are not limited to, the determination of stand-alone selling price for performance obligations, valuation of business combinations including acquired intangible assets and goodwill, loss contingencies, valuation of stock-based compensation, and the recognition and measurement of current and deferred income taxes, including the measurement of uncertain tax positions. Management determines these estimates and assumptions based on historical experience and on various other assumptions that are believed to be reasonable. Actual results could differ significantly from these estimates, and such differences may be material to the Condensed Consolidated Financial Statements.
Significant accounting policies
There have been no material changes to our significant accounting policies as of and for the three months ended July 5, 2019, except for those noted in Note 2 and Note 4, as compared to the significant accounting policies described in our Annual Report on Form 10-K for the fiscal year ended March 29, 2019.
Note 2. Recent Accounting Standards
Recently adopted authoritative guidance
Leases. In February 2016, the Financial Accounting Standards Board (FASB) issued new guidance on lease accounting which requires lessees to recognize assets and liabilities on their balance sheet for the rights and obligations created by operating leases and also requires disclosures designed to give users of financial statements information on the amount, timing, and uncertainty of cash flows arising from leases. Most prominent among the changes in the standard is the recognition of right-of-use (ROU) assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.
On March 30, 2019, the first day of our fiscal 2020, we adopted the new guidance using the alternative modified retrospective transition method under which we continue to apply the legacy lease accounting guidance, including its disclosure requirements, in comparative periods prior to fiscal 2020. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard that allowed us not to reassess (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. We currently do not have any finance leases. We combine the lease and non-lease components in determining the operating lease assets and liabilities.

The adoption of the new lease accounting standard resulted in the recognition of ROU assets and lease liabilities of $182 million and $209 million, respectively, as of March 30, 2019 related to our operating leases. The adoption of the standard also resulted in elimination of deferred rent liabilities of $17 million, as of March 30, 2019, which are now recorded as a reduction of the ROU assets. The standard did not have an impact on our consolidated statements of operations or statements of cash flows.
Recently issued authoritative guidance not yet adopted
Credit Losses. In June 2016, the FASB issued new authoritative guidance on credit losses which changes the impairment model for most financial assets and certain other instruments. For trade receivables and other instruments, we will be required to use a new forward-looking “expected loss” model. Additionally, for available-for-sale debt securities with unrealized losses, we will measure credit losses in a manner similar to today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The standard will be effective for us in our first quarter of fiscal 2021. We are currently evaluating the impact of the adoption of this guidance on our Consolidated Financial Statements.
Internal-Use Software. In August 2018, the FASB issued new guidance that clarifies the accounting for implementation costs in a cloud computing arrangement. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The standard will be effective for us in our first quarter of fiscal 2021, with early adoption permitted. We are currently evaluating the adoption date and the impact of the adoption of this guidance on our Consolidated Financial Statements and disclosures.
Although there are several other new accounting pronouncements issued or proposed by the FASB that we have adopted or will adopt, as applicable, we do not believe any of these accounting pronouncements has had, or will have, a material impact on our consolidated financial position, operating results or disclosures.
Note 3. Revenues
Timing of revenue recognition
The following table provides our revenue disaggregated by the timing of recognition:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Enterprise Security:
Products and services transferred at a point in time	$93	$99
Products and services transferred over time	$518	$457
Consumer Cyber Safety:
Products and services transferred at a point in time	$13	$12
Products and services transferred over time	$623	$588
Total
Products and services transferred at a point in time	$106	$111
Products and services transferred over time	$1,141	$1,045
Contract liabilities
Contract liabilities by segment were as follows:

(In millions)	July 5, 2019	March 29, 2019
Enterprise Security	$1,888	$2,002
Consumer Cyber Safety	1,011	1,054
Total	$2,899	$3,056
The amount of revenue recognized during the three months ended July 5, 2019 that was included within the contract liabilities balance at March 29, 2019 was $920 million. The amount of revenue recognized during the three months ended June 29, 2018 that was included within the contract liabilities balance at March 31, 2018 was $848 million.
Contract acquisition costs
During the three months ended July 5, 2019 and June 29, 2018, we recognized amortization expense of capitalized contract acquisition costs of $28 million and $23 million, respectively. There were no impairment losses recognized during the periods.

Remaining performance obligations
Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of July 5, 2019, we had $2,506 million of remaining performance obligations, which does not include Consumer Cyber Safety customer deposit liabilities of approximately $416 million. The approximate percentages expected to be recognized as revenue in the future are as follows:

	Total Remaining Performance Obligations	Percent Expected to be Recognized as Revenue
(In millions, except percentages)		0 - 12 Months	13 - 24 Months	25 - 36 Months	Over 36 Months
Enterprise Security	$1,911	65%	24%	9%	2%
Consumer Cyber Safety	595	95%	4%	1%	—%
Total	$2,506	72%	19%	7%	1%

Percentages may not add to 100% due to rounding.
Note 4. Leases
We lease certain of our facilities, equipment, and data center co-locations under operating leases that expire on various dates through fiscal 2029. Our leases generally have terms that range from 1 year to 17 years for our facilities, 1 year to 6 years for equipment, and 1 year to 6 years for data center co-locations. Some of our leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives.
We determine if an arrangement is a lease at inception. We have elected to not recognize a lease liability or right-of-use (ROU) asset for short-term leases (leases with a term of twelve months or less that do not include an option to purchase the underlying asset). Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The interest rate we use to determine the present value of future payments is our incremental borrowing rate because the rate implicit in our leases is not readily determinable. Our incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. Our operating lease assets also include adjustments for prepaid lease payments, lease incentives and initial direct costs.
Certain lease contracts include obligations to pay for other services, such as operations and maintenance. We elected the practical expedient whereby we record all lease components and the related minimum non-lease components as a single lease component. Cash payments made for variable lease costs are not included in the measurement of our operating lease assets and liabilities. Many of our lease terms include one or more options to renew. We do not assume renewals in our determination of the lease term unless it is reasonably certain that we will exercise that option. Lease costs for minimum lease payments for operating leases is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any residual value guarantees.
The following summarizes our lease costs for the three months ended July 5, 2019:

Three Months Ended
(In millions)	July 5, 2019
Operating lease costs	$15
Short-term lease costs	2
Variable lease costs	8
Total lease costs	$25
Rent expense under operating leases was $19 million for the three months ended June 29, 2018.
Other information related to our operating leases was as follows:

Three Months Ended
July 5, 2019
Weighted-average remaining lease term	5.3 years
Weighted-average discount rate	4.28%
See Note 6 for additional cash flow information related to our operating leases.

As of July 5, 2019, the maturities of our lease liabilities by fiscal year are as follows:

(In millions)
Remainder of 2020	$39
2021	53
2022	43
2023	30
2024	26
Thereafter	42
Total lease payments	233
Less: Imputed interest	(25)
Present value of lease liabilities	$208
As of March 29, 2019, the minimum future rentals on non-cancelable operating leases by fiscal year, based on the previous lease accounting standard, were as follows:

(In millions)
2020	$55
2021	49
2022	40
2023	32
2024	26
Thereafter	42
Total minimum future lease payments	$244
Note 5. Goodwill and Intangible Assets
Goodwill
The changes in the carrying amount of goodwill by segment were as follows:

(In millions)	Enterprise Security	Consumer Cyber Safety	Total
Balance as of March 29, 2019	$5,861	$2,589	$8,450
Translation adjustments	(1)	—	(1)
Balance as of July 5, 2019	$5,860	$2,589	$8,449
Intangible assets, net

	July 5, 2019			March 29, 2019
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,425	$(566)	$859	$1,425	$(515)	$910
Developed technology	1,039	(617)	422	1,039	(555)	484
Other	6	(2)	4	6	(2)	4
Total finite-lived intangible assets	2,470	(1,185)	1,285	2,470	(1,072)	1,398
Indefinite-lived trade names	852	—	852	852	—	852
Total intangible assets	$3,322	$(1,185)	$2,137	$3,322	$(1,072)	$2,250

Amortization expense for purchased intangible assets is summarized below:

	Three Months Ended		Statements of Operations Classification
(In millions)	July 5, 2019	June 29, 2018
Customer relationships and other	$51	$53	Operating expenses
Developed technology	61	58	Cost of revenues
Total	$112	$111
As of July 5, 2019, future amortization expense related to intangible assets that have finite lives is as follows by fiscal year:

(In millions)	July 5, 2019
Remainder of 2020	$335
2021	338
2022	275
2023	224
2024	110
Thereafter	3
Total	$1,285
Note 6. Supplementary Information (in millions)
Cash and cash equivalents:

	July 5, 2019	March 29, 2019
Cash	$270	$376
Cash equivalents	1,262	1,415
Total cash and cash equivalents	$1,532	$1,791
Other current assets:

	July 5, 2019	March 29, 2019
Prepaid expenses	$164	$162
Income tax receivable and prepaid income taxes	34	61
Value-added tax receivable and other tax receivables	76	69
Short-term deferred commissions	101	92
Other	54	51
Total other current assets	$429	$435
Property and equipment, net:

	July 5, 2019	March 29, 2019
Land	$65	$66
Computer hardware and software	1,181	1,159
Office furniture and equipment	122	118
Buildings	364	364
Leasehold improvements	379	372
Construction in progress	31	30
Total property and equipment, gross	2,142	2,109
Accumulated depreciation and amortization	(1,358)	(1,319)
Total property and equipment, net	$784	$790

Other long-term assets:

	July 5, 2019	March 29, 2019
Cost method investments	$186	$184
Equity method investment	22	32
Long-term income tax receivable and prepaid income taxes	43	34
Deferred income tax assets	833	830
Long-term deferred commissions	82	93
Other	89	89
Total other long-term assets	$1,255	$1,262
Short-term contract liabilities:

	July 5, 2019	March 29, 2019
Deferred revenue	$1,795	$1,815
Customer deposit liabilities	416	505
Total short-term contract liabilities	$2,211	$2,320
Long-term income taxes payable:

	July 5, 2019	March 29, 2019
Deemed repatriation tax payable	$638	$703
Uncertain tax positions (including interest and penalties)	440	373
Total long-term income taxes payable	$1,078	$1,076
Other expense, net:

	Three Months Ended
	July 5, 2019	June 29, 2018
Interest income	$10	$7
Loss from equity interest	(11)	(26)
Foreign exchange loss	(2)	(9)
Other	3	9
Other expense, net	$—	$(19)
Supplemental cash flow information:

	Three Months Ended
	July 5, 2019	June 29, 2018
Income taxes paid, net of refunds	$36	$21
Interest expense paid	$48	$49
Cash paid for amounts included in the measurement of operating lease liabilities	$18	$—
Non-cash operating activities:
Operating lease assets obtained in exchange for operating lease liabilities	$13	$—
Non-cash investing activities:
Purchases of property and equipment in current liabilities	$14	$13
Note 7. Financial Instruments and Fair Value Measurements
For financial instruments measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.
The three levels of inputs that may be used to measure fair value are:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets or model-derived valuations. All significant inputs used in our valuations, such as discounted cash flows, are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

•
Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. We monitor and review the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

Assets measured and recorded at fair value on a recurring basis
The following table summarizes our financial instruments measured at fair value on a recurring basis:

	July 5, 2019			March 29, 2019
(In millions)	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets:
Cash equivalents:
Money market funds	$1,064	$1,064	$—	$1,415	$1,415	$—
Certificates of deposit	198	—	198	—	—	—
Short-term investments:
Corporate bonds	161	—	161	251	—	251
Certificates of deposit	1	—	1	1	—	1
Total	$1,424	$1,064	$360	$1,667	$1,415	$252
The following table presents the contractual maturities of our investments in debt securities as of July 5, 2019:

(In millions)	Fair Value
Due in one year or less	$97
Due after one year through five years	65
Total	$162
Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.
Financial instruments not recorded at fair value on a recurring basis include our non-marketable equity investments, equity method investment and our long-term debt.
Non-marketable equity investments
As of July 5, 2019 and March 29, 2019, the carrying value of our non-marketable equity investments was $186 million and $184 million, respectively.
Equity method investment
Our investment in equity securities that is accounted for using the equity method is included in Other long-term assets in our Condensed Consolidated Balance Sheets and consists of our equity investment in DigiCert Parent Inc. (DigiCert) that had a carrying value of $22 million and $32 million at July 5, 2019 and March 29, 2019, respectively.
We recorded a loss from equity interests of $11 million and $26 million during the three months ended July 5, 2019 and June 29, 2018, respectively, in Other expense, net in our Condensed Consolidated Statements of Operations. This loss was reflected as a reduction in the carrying amount of our investment in equity interests in our Condensed Consolidated Balance Sheets.
The following table summarizes financial data from DigiCert which was provided to us on a three-month lag:

	Three Months Ended
(In millions)	March 31, 2019	March 31, 2018
Revenue	$106	$66
Gross profit	$87	$53
Net loss	$(36)	$(82)
On July 9, 2019, DigiCert announced that Clearlake Capital Group, L.P. (Clearlake), a private investment firm, and TA Associates, an existing investor of DigiCert and a private equity firm, have reached a definitive agreement to make an investment in DigiCert. As a part of the transaction, Clearlake and TA will become equal partners in DigiCert. The transaction is expected to close in the second half of calendar year 2019, pending customary regulatory approvals and closing conditions.

Current and long-term debt
As of July 5, 2019 and March 29, 2019, the total fair value of our current and long-term fixed rate debt was $4,029 million and $3,964 million, respectively. The fair value of our variable rate debt approximated its carrying value. The fair values of all our debt obligations were based on Level 2 inputs.
Note 8. Debt
The following table summarizes components of our debt:

(In millions, except percentages)	July 5, 2019	March 29, 2019	Effective Interest Rate
4.2% Senior Notes due September 15, 2020	$750	$750	4.25%
2.5% Convertible Senior Notes due April 1, 2021	500	500	3.76%
Senior Term Loan A-5 due August 1, 2021	500	500	LIBOR plus (1)
2.0% Convertible Senior Notes due August 15, 2021	1,250	1,250	2.66%
3.95% Senior Notes due June 15, 2022	400	400	4.05%
5.0% Senior Notes due April 15, 2025	1,100	1,100	5.23%
Total principal amount	4,500	4,500
Less: Unamortized discount and issuance costs	(42)	(48)
Total debt	4,458	4,452
Less: current portion	(494)	(491)
Total long-term debt	$3,964	$3,961

(1)
The senior term facility bears interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus a margin based on the current debt rating of our non-credit-enhanced, senior unsecured long-term debt and the underlying loan agreement. The interest rates for the outstanding senior term loan are as follows:

	July 5, 2019	March 29, 2019
Senior Term Loan A-5 due August 1, 2021	4.16%	4.24%
On or after March 4, 2020, holders of the 2.5% Convertible Senior Notes have the option to require us to repurchase the notes, in cash, equal to the principal amount and accrued and unpaid interest of the 2.5% Convertible Senior Notes. Therefore, as of July 5, 2019 and March 29, 2019, the principal amount and associated unamortized discount and issuance costs of the 2.5% Convertible Senior Notes were classified as Current portion of long-term debt in our Condensed Consolidated Balance Sheets.
As of July 5, 2019, the future contractual maturities of debt by fiscal year are as follows:

(In millions)
Remainder of 2020	$—
2021	1,250
2022	1,750
2023	400
2024	—
Thereafter	1,100
Total future maturities of debt	$4,500
Based on the closing price of our common stock of $25.00 on July 5, 2019, the if-converted value of our 2.5% Convertible Senior Notes exceeded the principal amount by approximately $245 million and the if-converted value of our 2.0% Convertible Senior Notes exceeded the principal amount by approximately $281 million.
The following table sets forth total interest expense recognized related to our 2.5% and 2.0% Convertible Senior Notes:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Contractual interest expense	$10	$9
Amortization of debt discount and issuance costs	$4	$4

Revolving credit facility
We have an unsecured revolving credit facility to borrow up to $1.0 billion through May 10, 2021. Borrowings under the revolving facility bear interest at a floating rate of interest plus an applicable margin which is based on our senior unsecured credit agency rating. We are obligated to pay commitment fees on the daily amount of the unused commitment at a rate based on our debt ratings. As of July 5, 2019 and March 29, 2019, there were no borrowings outstanding under this revolving credit facility.
Debt Covenant compliance
The Senior Term Loan A-5 agreement contains customary representations and warranties, non-financial covenants for financial reporting, and affirmative and negative covenants, including compliance with specified financial ratios. As of July 5, 2019, we were in compliance with all debt covenants.
Note 9. Derivatives
We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity’s functional currency. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results. As part of our foreign currency risk mitigation strategy, we have entered into foreign exchange forward contracts with up to twelve months in duration. We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.
To help protect the net investment in a foreign operation from adverse changes in foreign currency exchange rates, we conduct a program under which we may enter into foreign currency forward and option contracts to offset the changes in the carrying amounts of these investments due to fluctuations in foreign currency exchange rates. As of July 5, 2019 and June 29, 2018, the fair value of these contracts was insignificant. During the three months ended July 5, 2019, the net gain recognized in Accumulated other comprehensive income (loss) was insignificant.
We also enter into foreign currency forward contracts to hedge foreign currency balance sheet exposure. These forward contracts are not designated as hedging instruments. As of July 5, 2019 and June 29, 2018, the fair value of these contracts was insignificant. The related gain (loss) recognized in Other expense, net in our Condensed Consolidated Statements of Operations was as follows:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Foreign exchange forward contracts loss	$—	$(36)
The fair value of our foreign exchange forward contracts is presented on a gross basis in our Condensed Consolidated Balance Sheets. To mitigate losses in the event of nonperformance by counterparties, we have entered into master netting arrangements with our counterparties that allow us to settle payments on a net basis. The effect of netting on our derivative assets and liabilities was not material as of July 5, 2019 and June 29, 2018.
The notional amount of our outstanding foreign exchange forward contracts in U.S. dollar equivalent was as follows:

(In millions)	July 5, 2019	March 29, 2019
Net investment hedges
Foreign exchange forward contracts sold	$153	$116
Balance sheet contracts
Foreign exchange forward contracts purchased	$599	$963
Foreign exchange forward contracts sold	$215	$122
Note 10. Restructuring, Transition and Other Costs
Our restructuring, transition and other costs consist primarily of severance, facilities, transition and other related costs. Severance costs generally include severance payments, outplacement services, health insurance coverage, and legal costs. Included in other exit and disposal costs are advisory fees incurred in connection with restructuring events and facilities exit costs, which generally include rent expense and lease termination costs, less estimated sublease income. Transition costs are incurred in connection with Board of Directors approved discrete strategic information technology transformation initiatives and primarily consist of consulting charges associated with our enterprise resource planning and supporting systems and costs to automate business processes. Such projects were completed by the end of fiscal 2019. In addition, transition costs include expenses associated with divestitures of our product lines.
Fiscal 2019 Plan
In August 2018, we announced a restructuring plan (the Fiscal 2019 Plan) under which we will initiate targeted reductions of up to approximately 8% of our global workforce. We estimate that we will incur total costs in connection with the Fiscal 2019

Plan of approximately $50 million, primarily for severance and termination benefits. These actions are expected to be completed in fiscal 2020. As of July 5, 2019, we have incurred costs of $47 million related to our Fiscal 2019 Plan.
Fiscal 2017 Plan
We initiated a restructuring plan in the first quarter of fiscal 2017 to reduce complexity by means of long-term structural improvements (the Fiscal 2017 Plan), under which we reduced headcount and closed certain facilities. These actions were completed in fiscal 2019 at a cumulative cost of $289 million related to our Fiscal 2017 Plan.
Restructuring, transition and other costs summary
Our restructuring, transition and other costs are presented in the table below:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Severance and termination benefit costs	$24	$12
Other exit and disposal costs	1	9
Asset write-offs	—	2
Transition costs	—	73
Total restructuring, transition and other costs	$25	$96
Note 11. Income Taxes
The following table summarizes our effective tax rate for the periods presented:

	Three Months Ended
(In millions, except percentages)	July 5, 2019	June 29, 2018
Income (loss) before income taxes	$108	$(69)
Income tax expense (benefit)	$82	$(4)
Effective tax rate	76%	6%
Our effective tax rate for the three months ended July 5, 2019 differs from the federal statutory income tax rate primarily due to tax expense related to the Ninth Circuit's recent holding in Altera Corp. v. Commissioner, various permanent differences, and state taxes, partially offset by the benefits of lower-taxed international earnings, the research and development tax credit and foreign derived intangible income deduction.
Our effective tax rate for the three months ended June 29, 2018 differs from the federal statutory income tax rate primarily due to the benefits of lower-taxed international earnings, the research and development tax credit, and foreign derived intangible income deduction, partially offset by tax expense from certain intercompany transactions and various permanent differences.
On July 27, 2015, the United States Tax Court (Tax Court) issued its opinion in Altera Corp. v. Commissioner and concluded that related parties in a cost sharing arrangement are not required to share expenses related to stock-based compensation. The Commissioner of the Internal Revenue Service appealed the Tax Court decision to the Ninth Circuit Court of Appeals (Ninth Circuit). In June 2019, the U.S. Court of Appeals for the Ninth Circuit reversed the July 2015 decision of the U.S. Tax Court. As a result of this decision, we recorded a cumulative income tax expense of $62 million in three months ended July 5, 2019. On July 22, 2019, the taxpayer requested a rehearing before the full Ninth Circuit and may subsequently appeal from the Ninth Circuit to the Supreme Court. As a result, the final outcome of the case is uncertain. If the Altera Ninth Circuit Panel Opinion is reversed, we would anticipate recording an income tax benefit at that time.
The aggregate changes in the balance of gross unrecognized tax benefits for the three months ended July 5, 2019 were as follows:

Three Months Ended
(In millions)	July 5, 2019
Balance at beginning of year	$446
Lapse of statute of limitations	(13)
Increase related to prior period tax positions	62
Increase related to current year tax positions	16
Net increase	65
Balance at end of quarter	$511
As of July 5, 2019, $94 million of the gross unrecognized tax benefit was recorded in Deferred income tax liabilities and $417 million was recorded in Long-term income taxes payable.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involves multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could decrease, whether by payment, release, or a combination of both, in the next 12 months by $30 million, which could reduce our income tax provision and therefore benefit the resulting effective tax rate.
We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions.
Note 12. Stockholders' Equity
Dividends
On August 8, 2019, we announced a cash dividend of $0.075 per share of common stock to be paid in September 2019. All shares of common stock issued and outstanding and all restricted stock units (RSUs) and performance-based restricted stock units (PRUs) as of the record date will be entitled to the dividend and dividend equivalents, respectively. Any future dividends and dividend equivalents will be subject to the approval of our Board of Directors.
Stock repurchase program
During the three months ended July 5, 2019, we executed and settled repurchases of 25 million shares for $541 million in the open market at an average price of $21.85 per share. In addition, repurchases of 1 million shares executed during fiscal 2019 settled during the three months ended July 5, 2019. As of July 5, 2019, we had $507 million remaining under the authorization to be completed in future periods with no expiration date.
Accumulated other comprehensive loss
Components of Accumulated other comprehensive loss, net of taxes, were as follows:

(In millions)	Foreign Currency Translation Adjustments	Unrealized Loss on Available-For-Sale Securities	Equity Method Investee	Total
Balance as of March 29, 2019	$(5)	$(1)	$(1)	$(7)
Other comprehensive income (loss) before reclassifications	(7)	1	1	(5)
Balance as of July 5, 2019	$(12)	$—	$—	$(12)
Note 13. Stock-Based Compensation
Stock-based compensation expense
The following table sets forth the stock-based compensation expense recognized for our equity incentive plans:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Cost of revenues	$5	$5
Sales and marketing	25	31
Research and development	35	39
General and administrative	15	38
Total stock-based compensation expense	$80	$113
Income tax benefit for stock-based compensation expense	$(15)	$(26)

The following table summarizes additional information related to our stock-based compensation:

	Three Months Ended
(In millions, except per grant data)	July 5, 2019	June 29, 2018
RSUs:
Weighted-average fair value per award granted	$19.39	$21.71
Awards granted	12	10
Total fair value of awards released	$174	$167
Outstanding and unvested	22	20
PRUs:
Weighted-average fair value per award granted	$19.21	$—
Awards granted	2	—
Total fair value of awards released	$26	$8
Outstanding and unvested at target payout	3	3
Stock options:
Weight-average fair value per award granted	$4.76	$—
Awards granted	2	—
Total intrinsic value of stock options exercised	$71	$7
Outstanding	8	13
Exercisable	6	11
Restricted stock:
Outstanding and unvested	1	1
Liability-classified awards settled in shares
For certain employees, we settled fiscal 2019 bonuses in approximately 1 million RSUs. These awards were granted and vested in the first quarter of fiscal 2020. As of July 5, 2019 and March 29, 2019, the total liability associated with liability-classified awards was $4 million and $22 million, respectively, which is presented in Accrued compensation and benefits in our Condensed Consolidated Balance Sheets.
As of July 5, 2019, the total unrecognized stock-based compensation costs, net of estimated forfeitures, were as follows:

(In millions)	Unrecognized compensation cost	Weighted-average remaining years
RSUs	$327	2.2 years
PRUs	32	1.7 years
Options	18	1.3 years
Restricted stock	18	1.3 years
Liability-classified awards settled in shares	25	2.1 years
Employee stock purchase plan	10	0.6 years
Total	$430
Note 14. Net Income Per Share
Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share also includes the incremental effect of dilutive potentially issuable common shares outstanding during the period using the treasury stock method. Dilutive potentially issuable common shares includes the dilutive effect of the shares underlying convertible debt and employee equity awards. Diluted loss per share was the same as basic loss per share for the three months ended June 29, 2018, as there was a loss from continuing operations in the period and inclusion of potentially issuable shares was anti-dilutive.

The components of basic and diluted net income (loss) per share are as follows:

	Three Months Ended
(In millions, except per share amounts)	July 5, 2019	June 29, 2018
Income (loss) from continuing operations	$26	$(65)
Income from discontinued operations	—	5
Net income (loss)	$26	$(60)
Income (loss) per share - basic:
Continuing operations	$0.04	$(0.10)
Discontinued operations	$—	$0.01
Net income (loss) per share - basic (1)	$0.04	$(0.10)
Income (loss) per share - diluted:
Continuing operations	$0.04	$(0.10)
Discontinued operations	$—	$0.01
Net income (loss) per share - diluted (1)	$0.04	$(0.10)

Weighted-average shares outstanding - basic	619	624
Dilutive potentially issuable shares:
Convertible debt	10	—
Employee equity awards	13	—
Weighted-average shares outstanding - diluted	642	624

Anti-dilutive shares excluded from diluted net income (loss) per share calculation:
Convertible debt	—	91
Employee equity awards	5	55
Total	5	146

(1) Net income per share amounts may not add due to rounding.
Under the treasury stock method, our Convertible Senior Notes will generally have a dilutive impact on net income per share when our average stock price for the period exceeds approximately $16.77 per share for the 2.5% Convertible Senior Notes and $20.41 per share for the 2.0% Convertible Senior Notes. The conversion feature of both notes was anti-dilutive during the three months ended June 29, 2018 as there was a loss from continuing operations in the period.
Note 15. Segment and Geographic Information
We operate in the following two reportable segments, which are the same as our operating segments:

•
Enterprise Security. Our Enterprise Security segment focuses on providing our Integrated Cyber Defense solutions to help business and government customers unify cloud and on-premises security to deliver a more effective cyber defense solution, while driving down cost and complexity. See Note 17 to the Condensed Consolidated Financial Statements for additional information about the planned divestiture of our Enterprise Security business.

•
Consumer Cyber Safety. Our Consumer Cyber Safety segment focuses on providing cyber safety solutions under our Norton LifeLock brand to help consumers protect their devices, online privacy, identities, and home networks.

Operating segments are based upon the nature of our business and how our business is managed. Our Chief Operating Decision Makers (CODM), use our operating segment financial information to evaluate segment performance and to allocate resources.

There were no inter-segment sales for the periods presented. The following table summarizes the operating results of our reportable segments:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Total Segments:
Net revenues	$1,247	$1,156
Operating income	$375	$319
Enterprise Security:
Net revenues	$611	$556
Operating income	$39	$56
Consumer Cyber Safety:
Net revenues	$636	$600
Operating income	$336	$263
We do not allocate to our operating segments certain operating expenses that we manage separately at the corporate level and are not used in evaluating the results of, or in allocating resources to, our segments. These unallocated expenses consist primarily of stock-based compensation expense; amortization of intangible assets; restructuring, transition and other costs.
The following table provides a reconciliation of our total reportable segments’ operating income to our total operating income:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Total segment operating income	$375	$319
Reconciling items:
Stock-based compensation expense	80	113
Amortization of intangible assets	112	111
Restructuring, transition and other costs	25	96
Other	1	(3)
Total consolidated operating income from continuing operations	$157	$2
The following table summarizes net revenues by significant products and services categories:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Enterprise Security:
Endpoint and information protection	$261	$249
Network and web security	196	173
Other products and services	154	134
Total Enterprise Security	$611	$556
Consumer Cyber Safety:
Consumer security	$381	$369
Identity and information protection	255	231
Total Consumer Cyber Safety	636	600
Total net revenues	$1,247	$1,156
From time to time, changes in our product hierarchy cause changes to the product categories above. When changes occur, we recast historical amounts to match the current product hierarchy. Endpoint and information protection products include endpoint security, advanced threat protection, information protection solutions, and their related support services. Network and web security products include network security, web security, and cloud security solutions and their related support services. Other products and services primarily consist of email security products, managed security services, consulting, and other professional services.
Consumer security products include Norton security, Norton Secure VPN, and other consumer security solutions. Identity and information protection products include LifeLock identity theft protection and other information protection solutions.

Geographical information
Net revenues by geography are based on the billing addresses of our customers. The following table represents net revenues by geographic area for the periods presented:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Americas	$807	$734
EMEA	252	243
APJ	188	179
Total net revenues	$1,247	$1,156
The Americas include U.S., Canada and Latin America; EMEA includes Europe, Middle East and Africa; APJ includes Asia Pacific and Japan.
Revenues from customers inside the U.S. were $754 million and $688 million during the three months ended July 5, 2019 and June 29, 2018, respectively. No other individual country accounted for more than 10% of revenues.
Most of our assets, as of July 5, 2019 and March 29, 2019 were attributable to our U.S. operations. The table below represents cash, cash equivalents and short-term investments held in the U.S. and internationally in various foreign subsidiaries.

(In millions)	July 5, 2019	March 29, 2019
U.S.	$1,216	$1,544
International	478	499
Total cash, cash equivalent and short-term investments	$1,694	$2,043
The table below represents our property and equipment, net of accumulated depreciation and amortization, by geographic area, based on the physical location of the asset, at the end of each period presented.

(In millions)	July 5, 2019	March 29, 2019
U.S.	$661	$671
International (1)	123	119
Total property and equipment, net	$784	$790

(1)	No individual country represented more than 10% of the respective totals.
Our operating lease assets by geographic area, based on the physical location of the asset, were as follows:

(In millions)	July 5, 2019
U.S.	$95
India	22
Other international countries (1)	66
Total operating lease assets	$183

(1)	No other international country represented more than 10% of the respective totals.
Significant customers
In the three months ended July 5, 2019 and June 29, 2018, no customer accounted for more than 10% of our net revenues.
Customers, which are distributors, that accounted for over 10% of our net accounts receivable were as follows:

	July 5, 2019	March 29, 2019
Customer A	15%	16%
Customer B	11%	15%
Customer C	11%	N/A

Note 16. Commitments and Contingencies
Purchase obligations
As of July 5, 2019, we had purchase obligations of $1,107 million associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms.
Deemed repatriation taxes
As of July 5, 2019, we are required to pay a one-time transition tax of $703 million on untaxed foreign earnings of our foreign subsidiaries due in installments through July 2025 as a result of the Tax Cuts and Jobs Act (H.R.1).
Indemnifications
In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us. In addition, our bylaws contain indemnification obligations to our directors, officers, employees, and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements, and we have not accrued any material liabilities related to such indemnification obligations in our Condensed Consolidated Financial Statements.
In connection with the sale of our Veritas information management business, we assigned several leases to Veritas Technologies LLC or its related subsidiaries. As a condition to consenting to the assignments, certain lessors required us to agree to indemnify the lessor under the applicable lease with respect to certain matters, including, but not limited to, losses arising out of Veritas Technologies LLC or its related subsidiaries’ breach of payment obligations under the terms of the lease. As with our other indemnification obligations discussed above and in general, it is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. As with our other indemnification obligations, such indemnification agreements might not be subject to maximum loss clauses, and to date, generally under our real estate obligations, we have not incurred material costs as a result of such obligations under our leases and have not accrued any liabilities related to such indemnification obligations in our Condensed Consolidated Financial Statements.
We provide limited product warranties, and the majority of our software license agreements contain provisions that indemnify licensees of our software from damages and costs resulting from claims alleging that our software infringes on the intellectual property rights of a third party. Historically, payments made under these provisions have been immaterial. We monitor the conditions that are subject to indemnification to identify if a loss has occurred.
Litigation contingencies
SEC Investigation
As previously disclosed in our public filings, the Audit Committee of our Board of Directors (the Audit Committee) completed its internal investigation (the Audit Committee Investigation) in September 2018. In connection with the Audit Committee Investigation, we voluntarily contacted the U.S. Securities and Exchange Commission (SEC) in April 2018. The SEC commenced a formal investigation, and we continue to cooperate with that investigation. The outcome of such an investigation is difficult to predict. We have incurred, and will continue to incur, significant expenses related to legal and other professional services in connection with the SEC investigation. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of the SEC’s investigation or estimate the range of any potential loss.
Securities Class Action and Derivative Litigation
Securities class action lawsuits, which have since been consolidated, were filed in May 2018 against us and certain of our former officers, in the U.S. District Court for the Northern District of California. The lead plaintiff’s consolidated amended complaint alleged that, during a purported class period of May 11, 2017 to August 2, 2018, defendants made false and misleading statements in violation of Sections 10(b) and 20(a), and that certain individuals violated Section 20A, of the Securities Exchange Act. Defendants filed motions to dismiss, which the Court granted in an order dated June 14, 2019. Pursuant to that order, plaintiff was permitted to file a motion seeking leave to amend its claims. Plaintiff filed that motion on July 11, 2019 and defendants are opposing that motion.
Purported shareholder derivative lawsuits have been filed against Symantec and certain of our former officers and current and former directors in the U.S. District Courts for the District of Delaware and the Northern District of California, Delaware Chancery Court, and Delaware Superior Court, arising generally out of the same facts and circumstances as alleged in the securities class action and alleging claims for breach of fiduciary duty and related claims; these lawsuits include an action brought derivatively on behalf of Symantec’s 2008 Employee Stock Purchase Plan. The derivative actions are currently voluntarily stayed in light of the securities class action. No specific amount of damages has been alleged in these lawsuits. We have also received demands from purported stockholders to inspect corporate books and records under Delaware law. We will continue to incur legal fees in connection with these pending cases and demands, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of continuing to defend such litigation may be significant. We intend to defend these lawsuits vigorously, but there can be no assurance that we will be successful in any defense. If any of the lawsuits are decided adversely, we may be liable for significant damages directly or under our indemnification obligations, which could adversely affect our business, results of operations, and cash flows. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of these lawsuits or estimate the range of any potential loss.
GSA
During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice’s (DOJ) Civil Division and the Civil Division of the U.S. Attorney’s Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (GSA) Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices.
As reported on the GSA’s publicly-available database, our total sales under the GSA Schedule contract were approximately $222 million from the period beginning January 2007 and ending September 2012. We have fully cooperated with the government throughout its investigation, and in January 2014, representatives of the government indicated that their initial analysis of our actual damages exposure from direct government sales under the GSA schedule was approximately $145 million; since the initial meeting, the government’s analysis of our potential damages exposure relating to direct sales has increased. The government has also indicated they are going to pursue claims for certain sales to California, Florida, and New York as well as sales to the federal government through reseller GSA Schedule contracts, which could significantly increase our potential damages exposure.
In 2012, a sealed civil lawsuit was filed against Symantec related to compliance with the GSA Schedule contract and contracts with California, Florida, and New York. On July 18, 2014, the Court-imposed seal expired, and the government intervened in the lawsuit. On September 16, 2014, the states of California and Florida intervened in the lawsuit, and the state of New York notified the Court that it would not intervene. On October 3, 2014, the DOJ filed an amended complaint, which did not state a specific damages amount. On October 17, 2014, California and Florida combined their claims with those of the DOJ and the relator on behalf of New York in an Omnibus Complaint, and a First Amended Omnibus Complaint was filed on October 8, 2015; the state claims also do not state specific damages amounts.
It is possible that the litigation could lead to claims or findings of violations of the False Claims Act and could be material to our results of operations and cash flows for any period. Resolution of False Claims Act investigations can ultimately result in the payment of somewhere between one and three times the actual damages proven by the government, plus civil penalties in some cases, depending upon a number of factors. Our current estimate of the low end of the range of the probable estimated loss from this matter is $25 million, which we have accrued. This amount contemplates estimated losses from both the investigation of compliance with the terms of the GSA Schedule contract as well as possible violations of the False Claims Act. There is at least a reasonable possibility that a loss may have been incurred in excess of our accrual for this matter, however, we are currently unable to determine the high end of the range of estimated losses resulting from this matter.
Other
We are involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.
Note 17. Subsequent Events
Fiscal 2020 Plan
On August 6, 2019, our Board of Directors approved a fiscal 2020 restructuring plan to improve productivity and reduce complexity in the way we manage the business. We expect to reduce net global headcount by approximately 7%. We also plan to downsize, vacate or close certain facilities and data centers in connection with the restructuring plan. We estimate that we will incur total costs in connection with the restructuring of approximately $100 million, approximately $75 million for severance and termination benefits and $25 million for site closures. These actions are expected to be completed in fiscal 2020.
Stock repurchase program
On August 6, 2019, our Board of Directors increased the share repurchase authorization to $1,600 million.
Planned divestiture of Enterprise Security business
On August 8, 2019, we entered into a definitive agreement to sell our Enterprise Security assets to Broadcom Inc. for $10.7 billion in cash and the assumption of certain liabilities. The divestiture of our Enterprise Security business will allow us to shift our operational focus to our Consumer Cyber Safety business. The transaction is expected to close before the end of calendar year 2019, subject to regulatory approvals and other customary closing conditions.

We are in the process of evaluating the transaction and its impact on our consolidated financial statements, including evaluating the resulting net gain and expenses that will be recognized, based on the terms of the definitive agreement. The Company's U.S. and foreign income taxes payable resulting from the transaction are estimated to range from $2.3 billion to $2.7 billion.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Forward-looking statements and factors that may affect future results
The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the Securities Act) and the Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements include references to our ability to utilize our deferred tax assets, as well as statements including words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “goal,” “intent,” “momentum,” “projects,” and similar expressions. In addition, projections of our future financial performance; anticipated growth and trends in our businesses and in our industries; the anticipated impacts of acquisitions, restructurings, stock repurchases, and investment activities; the outcome or impact of pending litigation, claims or disputes; our intent to pay quarterly cash dividends in the future; plans for and anticipated benefits of our solutions; matters arising out of the ongoing U.S. Securities and Exchange Commission (the SEC) investigation; and other characterizations of future events or circumstances are forward-looking statements. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including those that we discuss in Part II Item 1A, of this quarterly report on Form 10-Q. We encourage you to read that section carefully.
OVERVIEW
Symantec Corporation is a global leader in cyber security. We provide cyber security products, services, and solutions to organizations and individuals worldwide.
Our segments consist of:

•
Enterprise Security. Our Enterprise Security segment focuses on providing our Integrated Cyber Defense solutions to help business and government customers unify cloud and on-premises security to deliver a more effective cyber defense solution, while driving down cost and complexity. See Subsequent event below and Note 17 to the Condensed Consolidated Financial Statements for additional information about the planned divestiture of our Enterprise Security business.

•
Consumer Cyber Safety. Our Consumer Cyber Safety segment focuses on providing cyber safety solutions under our Norton LifeLock brand to help consumers protect their devices, online privacy, identities, and home networks.

Subsequent event
On August 8, 2019, we entered into a definitive agreement to sell our Enterprise Security assets to Broadcom Inc. for $10.7 billion in cash and the assumption of certain liabilities. The divestiture of our Enterprise Security business will allow us to shift our operational focus to our Consumer Cyber Safety business. The transaction is expected to close before the end of calendar year 2019, subject to regulatory approvals and other customary closing conditions. See Note 17 to the Condensed Consolidated Financial Statements for additional information about the planned divestiture of our Enterprise Security business.
Fiscal calendar
We have a 52/53-week fiscal year ending on the Friday closest to March 31. The first quarter of fiscal 2020 consists of 14 weeks, whereas the first quarter of fiscal 2019 consisted of 13 weeks. Our 2020 fiscal year consists of 53 weeks and ends on April 3, 2020.
Key financial metrics
The following tables provide our key financial metrics for the periods presented:

	Three Months Ended
(In millions, except for per share amounts)	July 5, 2019	June 29, 2018
Net revenues	$1,247	$1,156
Operating income	$157	$2
Net income (loss)	$26	$(60)
Net income (loss) per share - diluted	$0.04	$(0.10)
Cash provided by operating activities	$325	$331

	As Of
(In millions)	July 5, 2019	March 29, 2019
Cash, cash equivalents and short-term investments	$1,694	$2,043
Contract liabilities	$2,899	$3,056

•
Net revenues increased 8% primarily due to the favorable impact from the additional week in the first quarter of fiscal 2020 and higher revenue from our Enterprise Security segment products and services that are transferred over time.

•
Operating income increased $155 million primarily due to revenue recognized in the additional week in the first quarter of fiscal 2020, lower restructuring, transition and other expense, and lower stock-based compensation expense, partially offset by higher operating expenses recognized in the additional week in the first quarter of fiscal 2020.

•	Net income and net income per share increased primarily due to the higher operating income, partially offset by higher income tax expense.

•	Net cash provided by operating activities was relatively flat.

•	Cash, cash equivalents and short-term investments decreased by $349 million compared to March 29, 2019, primarily due to stock repurchases, partially offset by cash from operations.

•	Contract liabilities decreased $157 million compared to March 29, 2019, primarily due to lower billings than recognized revenue during the period.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of our Condensed Consolidated Financial Statements and related notes in accordance with generally accepted accounting principles in the U.S. requires us to make estimates, including judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.
Our critical accounting policies and estimates were disclosed in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended March 29, 2019. There have been no material changes in the matters for which we make critical accounting estimates in the preparation of our Condensed Consolidated Financial Statements during the three months ended July 5, 2019.
RESULTS OF OPERATIONS
The following table sets forth our Condensed Consolidated Statements of Operations data as a percentage of net revenues for the periods indicated:

	Three Months Ended
	July 5, 2019	June 29, 2018
Net revenues	100%	100%
Cost of revenues	22	22
Gross profit	78	78
Operating expenses:
Sales and marketing	32	33
Research and development	19	21
General and administrative	9	12
Amortization of intangible assets	4	5
Restructuring, transition and other costs	2	8
Total operating expenses	66	78
Operating income	13	—
Interest expense	(4)	(4)
Other expense, net	—	(2)
Income (loss) from continuing operations before income taxes	9	(6)
Income tax expense (benefit)	7	—
Income (loss) from continuing operations	2	(6)
Income from discontinued operations	—	—
Net income (loss)	2%	(5)%

Percentages may not add due to rounding.

Net revenues

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018	Change in %
Net revenues	$1,247	$1,156	8%
Net revenues increased compared to the first quarter of fiscal 2019 primarily due to approximately $81 million of revenue from the additional week in the first quarter of fiscal 2020 and higher revenue from our Enterprise Security segment products and services that are transferred over time.
Net revenues by geographical region

	Three Months Ended
	July 5, 2019	June 29, 2018
Americas	65%	64%
EMEA	20%	21%
APJ	15%	15%

Percentages may not add to 100% due to rounding.
The Americas include the U.S., Canada and Latin America; EMEA includes Europe, the Middle East and Africa; APJ includes Asia Pacific and Japan.
Cost of revenues

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018	Change in %
Cost of revenues	$272	$249	9%
Our cost of revenues increased primarily due to a $19 million increase in technical support costs.
Operating expenses

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018	Change in %
Sales and marketing	$393	$386	2%
Research and development	241	237	2%
General and administrative	108	133	(19)%
Amortization of intangible assets	51	53	(4)%
Restructuring, transition and other costs	25	96	(74)%
Total operating expenses	$818	$905	(10)%
Sales and marketing expense increased $7 million primarily due to a $28 million increase in compensation expenses other than stock-based compensation, partially offset by a $20 million decrease in advertising and promotional expense.
Research and development expense increased $4 million primarily due to an $8 million increase in compensation expenses other than stock-based compensation.
General and administrative expense decreased $25 million primarily due to a $23 million decrease in stock-based compensation, partially offset by a $10 million increase in compensation expenses other than stock-based compensation.
The increase in compensation expenses other than stock-based compensation described above was primarily due to the additional week in the first quarter of fiscal 2020.
Restructuring, transition and other costs decreased $71 million primarily due to a $75 million decrease in transition related projects costs and an $8 million decrease in other exit and disposal costs, partially offset by a $12 million increase in severance.

Non-operating expense, net

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Interest expense	$(49)	$(52)
Interest income	10	7
Loss from equity interest	(11)	(26)
Foreign exchange loss	(2)	(9)
Other	3	9
Total non-operating expense, net	$(49)	$(71)
Provision for income taxes

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018
Income (loss) before income taxes	$108	$(69)
Income tax expense (benefit)	$82	$(4)
Effective tax rate	76%	6%
Our effective tax rate for the first quarter of fiscal 2020 differs from the federal statutory income tax rate primarily due to tax expense related to the Ninth Circuit's recent holding in Altera Corp. v. Commissioner, various permanent differences, and state taxes, partially offset by the benefits of lower-taxed international earnings, the research and development tax credit and foreign derived intangible income deduction.
Our effective tax rate for the first quarter of fiscal 2019 differs from the federal statutory income tax rate primarily due to the benefits of lower-taxed international earnings, the research and development tax credit, and foreign derived intangible income deduction, partially offset by tax expense from certain intercompany transactions and various permanent differences.
On July 27, 2015, the United States Tax Court (Tax Court) issued its opinion in Altera Corp. v. Commissioner and concluded that related parties in a cost sharing arrangement are not required to share expenses related to stock-based compensation. The Commissioner of the Internal Revenue Service appealed the Tax Court decision to the Ninth Circuit Court of Appeals (Ninth Circuit). In June 2019, the U.S. Court of Appeals for the Ninth Circuit reversed the July 2015 decision of the U.S. Tax Court. As a result of this decision, we recorded a cumulative income tax expense of $62 million in the first quarter of fiscal 2020. On July 22, 2019, the taxpayer requested a rehearing before the full Ninth Circuit and may subsequently appeal from the Ninth Circuit to the Supreme Court. As a result, the final outcome of the case is uncertain. If the Altera Ninth Circuit Panel Opinion is reversed, we would anticipate recording an income tax benefit at that time.
We are a U.S.-based multinational company subject to tax in multiple U.S. and international tax jurisdictions. A substantial portion of our international earnings were generated from subsidiaries organized in Ireland and Singapore. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.
The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could decrease, whether by payment, release, or a combination of both, in the next 12 months by $30 million, which could reduce our income tax provision and therefore benefit the resulting effective tax rate.
We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions.
Segment operating results
We do not allocate to our operating segments certain operating expenses that we manage separately at the corporate level and are not used in evaluating the results of, or in allocating resources to, our segments. These unallocated expenses primarily consist of stock-based compensation expense, amortization of intangible assets, restructuring, transition and other costs, and acquisition-related costs. See Note 15 to the Condensed Consolidated Financial Statements for more information.

Enterprise Security Segment

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018	Change in %
Net revenues	$611	$556	10%
Percentage of net revenues	49%	48%
Operating income	$39	$56	(30)%
Operating margin	6%	10%
Revenue increased $55 million primarily due to approximately $37 million of revenue from the additional week in the first quarter of fiscal 2020 and higher revenue from segment products and services that are transferred over time. Operating income decreased $17 million primarily due to higher compensation expenses, higher allocated corporate costs, and higher technical support costs, partially offset by higher revenue.
Consumer Cyber Safety Segment

	Three Months Ended
(In millions, except for percentages)	July 5, 2019	June 29, 2018	Change in %
Net revenues	$636	$600	6%
Percentage of net revenues	51%	52%
Operating income	$336	$263	28%
Operating margin	53%	44%
Revenue increased $36 million primarily due to approximately $44 million of revenue from the additional week in the first quarter of fiscal 2020. Operating income increased $73 million primarily due to higher revenue, lower advertising and promotion costs, and decreased allocated corporate costs.
Performance Metrics
We regularly monitor a number of metrics in order to measure our current performance and estimate our future performance. Our metrics may be calculated in a manner different than similar metrics used by other companies.
The following table summarizes supplemental key performance metrics for our Consumer Cyber Safety segment:

	Three Months Ended
(In millions, except for per user amounts and percentages)	July 5, 2019	June 29, 2018
Average direct customer count	20.2	20.9
Direct average revenue per user (ARPU)	$8.83	$8.66
Average direct customer count presents the average of the total number of direct customers at the beginning and end of the fiscal quarter. We define direct customers as those customers in our Consumer Cyber Safety segment who have a direct billing relationship with us, including online acquisition and retention, affiliates, co-marketing, and original contract manufacturer channels.
ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. For the first quarters of fiscal 2020 and 2019, we estimate direct customer net revenues to be $577 million and $544 million, respectively. To improve comparability, ARPU in the first quarter of fiscal 2020 has been normalized to exclude the impact of the extra week on direct revenues, which we estimate to be approximately $41 million. We monitor APRU because it helps us understand the rate at which we are monetizing our consumer customer base.
LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS
Liquidity
We have historically relied on cash generated from operations, borrowings under credit facilities, issuances of debt, and proceeds from divestitures for our liquidity needs.
As of July 5, 2019, we had cash, cash equivalents and short-term investments of $1.7 billion, of which $0.5 billion was held by our foreign subsidiaries. Our cash, cash equivalents and short-term investments are managed with the objective to preserve principal, maintain liquidity, and generate investment returns. The participation exemption system under current U.S. federal tax regulations generally allows us to make distributions of non-U.S. earnings to the U.S. without incurring additional U.S. federal tax, however these distributions may be subject to applicable state or non-U.S. taxes. We have not recognized deferred income taxes for local country income and withholding taxes that could be incurred on distributions of certain non-U.S. earnings or for outside basis differences in our subsidiaries, because we plan to indefinitely reinvest such earnings and basis differences.
We also have an undrawn credit facility of $1.0 billion which expires in May 2021.

Our principal cash requirements are primarily to meet our working capital needs, support on-going business activities, including the payment of taxes, fund capital expenditures, service existing debt, and invest in business acquisitions. As a part of our plan to deleverage our balance sheet, we may from time to time make optional repayments of our debt obligations, which may include repurchases of our outstanding debt, depending on various factors such as market conditions.
Our capital allocation strategy is to balance driving stockholder returns, managing financial risk, and preserving our flexibility to pursue strategic options, including acquisitions. Historically this has included a quarterly cash dividend, the repayment of debt and the repurchase of our common stock.
Planned divestiture of Enterprise Security business
On August 8, 2019, we entered into a definitive agreement to sell our Enterprise Security assets to Broadcom Inc. for $10.7 billion in cash and the assumption of certain liabilities. We are in the process of evaluating the transaction and its impact on our consolidated financial statements, including evaluating the resulting net gain and expenses that will be recognized, based on the terms of the definitive agreement. Our U.S. and foreign income taxes payable resulting from the transaction are estimated to range from $2.3 billion to $2.7 billion.
Cash flows
The following summarizes our cash flow activities:

	Three Months Ended
(In millions)	July 5, 2019	June 29, 2018
Net cash provided by (used in):
Operating activities	$325	$331
Investing activities	$38	$10
Financing activities	$(625)	$(98)
Cash from operating activities
Our cash flows for the first quarter of fiscal 2020 reflected net income of $26 million adjusted by non-cash items, including amortization and depreciation of $158 million, and stock-based compensation of $80 million, compared to a net loss of $60 million adjusted by non-cash items, including amortization and depreciation of $152 million, and stock-based compensation of $113 million for the first quarter of fiscal 2019.
Changes in operating assets and liabilities in the first quarter of fiscal 2020 consisted primarily of the following:
Accounts receivable decreased $270 million due to seasonally higher collections than billings during the period. Days sales outstanding (DSO) decreased to 34 days in the first quarter of fiscal 2020, compared to 39 days in the first quarter of fiscal 2019. DSO is calculated by dividing ending accounts receivable by revenue per day for a given quarter.
Contract liabilities decreased $161 million primarily due to higher recognized revenue than billings during the period.
Cash from investing activities
Our investing activities in the first quarter of fiscal 2020 included cash proceeds from maturities and sales of short-term investments of $92 million partially offset by capital expenditures of $49 million, while our investing activities in the first quarter of fiscal 2019 included cash proceeds from maturities and sales of short-term investments of $64 million, partially offset by capital expenditures of $44 million.
Cash from financing activities
Our financing activities in the first quarter of fiscal 2020, we continued to execute our common stock repurchase program with repurchases of $559 million. In addition, during the period we made tax payments related to the vesting of equity awards of $52 million and payments of dividends and dividend equivalents of $51 million, compared to no common stock repurchases, tax payments related to the vesting of equity awards of $42 million and payments of dividends and dividend equivalents of $60 million in the first quarter of fiscal 2019.
Cash requirements
Debt - As of July 5, 2019, our total outstanding principal amount of indebtedness was $4.5 billion, summarized as follows. See Note 8 to the Condensed Consolidated Financial Statements for further information on our debt.

(In millions)	July 5, 2019
Senior Term Loans	$500
Senior Notes	2,250
Convertible Senior Notes	1,750
Total debt	$4,500

Debt covenant compliance. The Senior Term Loan A-5 agreement contains customary representations and warranties, non-financial covenants for financial reporting, and affirmative and negative covenants, including compliance with specified financial ratios. As of July 5, 2019, we were in compliance with all debt covenants.
Dividends. On August 8, 2019, we announced a cash dividend of $0.075 per share of common stock to be paid in September 2019. Any future dividends will be subject to the approval of our Board of Directors.
Stock repurchases. Under our stock repurchase program, we may purchase shares of our outstanding common stock through accelerated stock repurchase transactions, open market transactions (including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act) and privately-negotiated transactions. As of July 5, 2019, the remaining balance of our stock repurchase authorization was $507 million and does not have an expiration date. On August 6, 2019, our Board of Directors increased the authorization to $1.6 billion. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and other investment opportunities.
Fiscal 2020 Restructuring Plan. On August 6, 2019, our Board of Directors approved a fiscal 2020 restructuring plan to improve productivity and reduce complexity in the way we manage the business. We expect to reduce net global headcount by approximately 7%. We also plan to downsize, vacate or close certain facilities and data centers in connection with the restructuring plan. We estimate that we will incur total costs in connection with the restructuring of approximately $100 million, approximately $75 million for severance and termination benefits and $25 million for site closures. These actions are expected to be completed in fiscal 2020.
Contractual obligations
The following is a schedule of our significant contractual obligations as of July 5, 2019:

	Payments Due by Period
(In millions)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	Thereafter
Debt	$4,500	$—	$3,400	$—	$1,100
Interest payments on debt (1)	560	163	232	110	55
Purchase obligations (2)	1,107	663	306	128	10
Deemed repatriation taxes (3)	703	65	260	378	—
Operating leases (4)	233	52	92	52	37
Total	$7,103	$943	$4,290	$668	$1,202

(1)
Interest payments were calculated based on the contractual terms of the related Senior Notes, Convertible Senior Notes and Senior Term Facilities. Interest on variable rate debt was calculated using the interest rate in effect as of July 5, 2019. See Note 8 to the Condensed Consolidated Financial Statements for further information on the Senior Notes, Convertible Senior Notes and Senior Term Facility.

(2)
These amounts are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The table above also includes agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included in the table above because management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

(3)	These amounts represent the transition tax on previously untaxed foreign earnings of foreign subsidiaries under the Tax Cuts and Jobs Act (H.R.1) which may be paid in installments through July 2025.

(4)
We have entered into various non-cancelable operating lease agreements that expire on various dates through fiscal 2029. See Note 4 to the Condensed Consolidated Financial Statements for further information on leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits and other long-term taxes as of July 5, 2019 we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $440 million in long-term income taxes payable has been excluded from the contractual obligations table. See Note 11 to the Condensed Consolidated Financial Statements for further information.
Indemnifications
In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us. See Note 16 to the Condensed Consolidated Financial Statements for further information on our indemnifications.
Item 3. Quantitative and Qualitative Disclosures About Market Risk
There have been no significant changes to our market risk exposures during the first quarter of fiscal 2020, as compared to those discussed in Quantitative and Qualitative Disclosures About Market Risk, set forth in Part II, Item 7A, of our Annual Report on Form 10-K for the fiscal year ended March 29, 2019.

Item 4. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures
The SEC defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act). Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.
(b) Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the first quarter of fiscal 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
(c) Limitations on Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Information with respect to this Item may be found under the heading “Litigation contingencies” in Note 16 to the Condensed Consolidated Financial Statements in this Form 10-Q, which information is incorporated herein by reference.
Item 1A. Risk Factors
A description of the risk factors associated with our business is set forth below. The list is not exhaustive, and you should carefully consider these risks and uncertainties before investing in our common stock.
The announcement and pendency of the sale of our Enterprise Security assets, whether or not completed, may adversely affect our Enterprise Security and our Cyber Safety Security segment.
On August 8, 2019, we entered into a definitive agreement to sell our Enterprise Security assets to Broadcom Inc. for $10.7 billion in cash and assumption of certain liabilities (the Sale). The announcement and pendency of the Sale may adversely affect the trading price of our outstanding securities, our business or our relationships with customers, contract manufacturers, suppliers, business partners and employees. Third parties may be unwilling to enter into material agreements with respect to the Enterprise Security business or the Cyber Safety Security business. New or existing customers, suppliers and business partners may prefer to enter into agreements with our competitors who have not expressed an intention to sell their business because customers, suppliers and business partners may perceive that such new relationships are likely to be more stable. Additionally, employees working in the Enterprise Security business or the Cyber Safety Security business may become concerned about the future of the Enterprise Security or the Cyber Safety Security business, as applicable, and lose focus or seek other employment. In addition, while the completion of the Sale is pending, we may be unable to attract and retain key personnel and our management’s focus and attention and employee resources may be diverted from operational matters.
If we fail to complete the sale of our Enterprise Security assets, our business and financial performance may be adversely affected.
The completion of the Sale is subject to the satisfaction or waiver of various conditions, which may not be satisfied in a timely manner or at all. If the Sale is not completed, we may have difficulty recouping the costs incurred in connection with negotiating the Sale. Our directors, executive officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Sale, and we will have incurred significant third-party transaction costs, in each case, without any commensurate benefit, which may have a material and adverse effect on our stock price and results of operations.
In addition, if the Sale is not completed, our Board of Directors, in discharging its fiduciary obligations to our stockholders, may evaluate other strategic options including, but not limited to, continuing to operate the Enterprise Security business for the foreseeable future or an alternative sale transaction relating to the Enterprise Security business or the Cyber Safety Security business. An alternative sale transaction, if available, may yield lower consideration than the proposed Sale, be on less favorable terms and conditions than those contained in the agreement and involve significant delay.
Finally, if the Sale is not completed, the announcement of the termination of the definitive agreement may adversely affect our relationships with customers, suppliers, business partners and employees, which could affect our ability to effectively operate the Enterprise Security business or the Cyber Safety Security business which could have further adverse effects on our business, results of operations and the trading price of our outstanding securities.
If the sale of our Enterprise Security assets is completed, we will no longer be engaged in the Enterprise Security business and our future results of operations will be dependent solely on the Cyber Safety Security business and differ materially from our previous results.
The Enterprise Security business generated approximately 49% of our total revenue for fiscal 2019, and approximately 53% of our total revenue for fiscal 2018. Accordingly, if the Sale is completed, our future financial results will differ materially from our previous results. In addition, if the Sale is completed, our future financial results will be dependent solely on our Cyber Safety Security business. Any downturn in our Cyber Safety Security business following the closing of the Sale could have a material adverse effect on our future operating results and financial condition and could materially and adversely affect the trading price of our outstanding securities.
A decrease in demand for our solutions could adversely affect our financial results.
We are subject to fluctuations in demand for our solutions due to a variety of factors, including market transitions, general economic conditions, competition, product obsolescence, technological change, shifts in buying patterns, the timing and duration of hardware refresh cycles, financial difficulties and budget constraints of our current and potential customers, public awareness of security threats to IT systems, and other factors. While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our sales. If demand for our solutions declines, whether due to general economic conditions, a shift in buying patterns or otherwise, our revenues and margins would likely be adversely affected.

Fluctuations in our quarterly financial results have affected the trading price of our outstanding securities in the past and could affect the trading price of our outstanding securities in the future.
Our quarterly financial results have fluctuated in the past and are likely to vary in the future due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, the trading price of our outstanding securities could be negatively affected. Volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions. Our operating results for prior periods may not be effective predictors of our future performance.
Factors associated with our industry, the operation of our business, and the markets for our solutions may cause our quarterly financial results to fluctuate, including but not limited to:

•	Fluctuations in our revenue due to the transition of our sales contracts to a higher mix of products subject to ratable versus point-in-time revenue recognition;

•	Fluctuations in demand for our solutions;

•	Entry of new competition into our markets;

•	Our ability to achieve targeted operating income and margins and revenues;

•	Competitive pricing pressure for one or more of our classes of our solutions;

•	Our ability to timely complete the release of new or enhanced versions of our solutions;

•	The number, severity, and timing of threat outbreaks (e.g. worms, viruses, malware, ransomware, and other malicious threats) and cyber security incidents (e.g., large scale data breaches);

•	Our resellers making a substantial portion of their purchases near the end of each quarter;

•	Customers’ tendency to negotiate licenses and other agreements near the end of each quarter;

•	Cancellation, deferral, or limitation of orders by customers;

•	Loss of customers or strategic partners;

•	Changes in the mix or type of products and subscriptions sold and changes in the renewal rates for our subscriptions;

•	The rate of adoption of new technologies, new releases of operating systems, and new business processes;

•	Consumer confidence and spending changes, which could be impacted by market changes and general economic conditions, among other reasons;

•
Political and military instability caused by war or other events, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively;

•	The timing, rate and pricing of customer purchases to replace older versions of our hardware products that have reached end of life;

•	The impact of litigation, regulatory inquiries, or investigations;

•	The timing and extent of significant restructuring charges;

•	The impact of acquisitions and our ability to achieve expected synergies;

•	Disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, outbreaks of disease, or earthquakes, floods, or other natural disasters;

•	Fluctuations in foreign currency exchange rates;

•	Movements in interest rates; and

•	Changes in tax laws, rules, and regulations.
Any of the foregoing factors could cause the trading price of our outstanding securities to fluctuate significantly.
Our business depends on customers renewing their arrangements for maintenance, subscriptions, managed security services, and cloud-based (cloud) offerings.
A large portion of our Enterprise Security revenue is derived from arrangements for maintenance, subscriptions, managed security services, and cloud offerings, yet customers have no contractual obligation to purchase additional solutions after the initial subscription or contract period. In particular, term-based license subscriptions and cloud-based products are increasing as a percentage of our total revenues. While we believe our customers’ renewal rates, in general, have been relatively stable in recent periods, customer retention and renewal rates may decline or fluctuate as a result of a number of factors, including our customers’ level of satisfaction with our solutions or our customer support, customer budgets, and the pricing of our solutions compared with the solutions offered by our competitors, any of which may cause our revenue to grow more slowly than expected, or to decline. Accordingly, we must invest significant time and resources in providing ongoing value to our customers. If these efforts fail, if our customers do not renew for other reasons, or if our customers renew on terms less favorable to us, our revenue may decline, and our business will suffer.

If we are unable to develop new and enhanced solutions that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing solutions or adapt our business model to keep pace with industry trends, our competitive position may weaken, and our business and operating results could be adversely affected.
Our future success depends on our ability to effectively respond to the rapidly changing needs of our customers, as well as competitive technological developments and industry changes, by developing or introducing new and enhanced solutions on a timely basis.
We have in the past incurred, and will continue to incur, significant research and development expenses as we strive to remain competitive. If we are unable to anticipate or react to competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our sales that could adversely affect our business and operating results. Additionally, we must continually address the challenges of dynamic and accelerating market trends and competitive developments, such as the emergence of advanced persistent threats in the security space, the continued volatility in the PC market, the market shift towards mobility, and the increasing transition towards subscription and cloud-based solutions, all of which continue to make it more difficult for us to compete effectively. For example, although we have been investing heavily in solutions that address the cloud security market, we cannot be certain that it will develop at a rate or in the manner we expect or that we will be able to compete successfully with new entrants or more established competitors. Customers may require features and capabilities that our current solutions do not have. Our failure to develop new solutions and improve our existing solutions that satisfy customer preferences and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to renew our subscriptions with existing customers and to create or increase demand for our solutions, which may adversely impact our operating results. The development and introduction of new solutions involves a significant commitment of time and resources and are subject to a number of risks and challenges including but not limited to:

•	Lengthy development cycles;

•	Evolving industry standards and technological developments by our competitors and customers;

•	Evolving platforms, operating systems, and hardware products, such as mobile devices, and related product and service interoperability challenges;

•	Entering into new or unproven markets;

•	Executing new product and service strategies;

•	Trade compliance difficulties;

•	Developing or expanding efficient sales channels; and

•	Obtaining sufficient licenses to technology and technical access to operating system software.
If we are not successful in managing these risks and challenges, or if our new or improved solutions are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.
If we are unable to attract and retain qualified employees, lose key personnel, fail to integrate replacement personnel successfully, or fail to manage our employee base effectively, we may be unable to develop new and enhanced solutions, effectively manage or expand our business, or increase our revenues.
Our future success depends upon our ability to recruit and retain key management, technical (including cyber-security experts), sales, marketing, finance, and other personnel. Our officers and other key personnel are employees-at-will and we generally do not have employment or non-compete agreements with our employees, and we cannot assure you that we will be able to retain them. Competition for people with the specific skills that we require is significant, especially in and around our headquarters in the Silicon Valley, and we face difficulties in attracting, retaining, and motivating employees as a result. In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation. Additionally, changes in immigration laws could impair our ability to attract and retain highly qualified employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and future growth prospects could suffer. The volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may be unable to obtain required stockholder approvals of future increases in the number of shares required for issuance under our equity compensation plans. As a result, we may issue fewer equity-based incentives and may be impaired in our efforts to attract and retain necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.
Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. From time to time, key personnel leave our company and the frequency and number of such departures has widely varied and have resulted in significant changes to our executive leadership team. For example, we have initiated a Chief Executive Officer transition process, and appointed an interim President and Chief Executive Officer. Additionally, our Chief Operating Officer resigned in November 2018 and, as previously disclosed, we recently appointed a new Chief Financial Officer. Although we strive to reduce the negative impact of changes in our leadership, the loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures, our internal control over financial reporting, and our results of operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming and expensive, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future financial results.
We operate in a highly competitive environment, and our competitors may gain market share in the markets for our solutions that could adversely affect our business and cause our revenues to decline.
We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our sales that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored by our customers. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.
Our competitors include software and cloud-based vendors that offer solutions that directly compete with our offerings. In addition to competing with these vendors directly for sales to end-users of our solutions, we compete with them for the opportunity to have our solutions bundled with the offerings of our strategic partners, such as computer hardware original equipment manufacturers (OEMs) and internet service providers (ISPs). Our competitors could gain market share from us if any of these strategic partners replace our solutions with those of our competitors or if these partners more actively promote our competitors’ solutions than our own. In addition, software and cloud-based vendors who have bundled our solutions with theirs may choose to bundle their solutions with their own or other vendors’ solutions or may limit our access to standard interfaces and inhibit our ability to develop solutions for their platform. In the future, further product development by these vendors could cause our solutions to become redundant, which could significantly impact our sales and financial results.
We face growing competition from network equipment, computer hardware manufacturers, large operating system providers, and other technology companies, as well as from companies in the identity threat protection space such as credit bureaus. Many of these competitors are increasingly developing and incorporating into their products data protection software that competes at some levels with our offerings. Our competitive position could be adversely affected to the extent that our customers perceive the functionality incorporated into these products as replacing the need for our solutions.
Security protection is also offered by some of our competitors at prices lower than our prices or, in some cases is offered free of charge. Some companies offer lower-priced or free security products within their computer hardware or software products. Our competitive position could be adversely affected to the extent that our customers perceive these lower cost or free security products as replacing the need for more effective, full featured solutions, such as those that we provide. The expansion of these competitive trends could have a significant negative impact on our sales and operating results by causing, among other things, price reductions of our solutions, reduced profitability, and loss of market share.
Many of our competitors have greater financial, technical, sales, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us on several levels. We also face competition from many smaller companies that specialize in particular segments of the markets in which we compete.
Our cloud offerings present execution and competitive risks.
Our cloud offerings are critical to our business. Our competitors are rapidly developing and deploying cloud offerings for consumers and business customers. Pricing and delivery models are evolving. Devices and form factors influence how users access services in the cloud. We have made and are continuing to make significant investments in, and devoting significant resources to develop and deploy, our own cloud strategies. We cannot assure you that our ongoing investments in and development of our cloud infrastructure and related cloud offerings will achieve the expected returns for us or that we will be able to compete successfully in the marketplace. In addition to software development costs, we are incurring significant costs to build, execute upon, and maintain the infrastructure needed to support our cloud offerings. These costs may reduce the operating margins we have previously achieved. Whether we are successful in this business model depends on our execution in a number of areas, including:

•	Continuing to innovate and bring to market compelling cloud-based solutions that generate increasing traffic and market share; and

•	Ensuring that our cloud offerings meet the reliability expectations of our customers and maintain the security of their data.
We invest in research and development activities in both the short and long term, and these investments may achieve delayed, or lower than expected, benefits which could harm our operating results.
While we continue to focus on managing our costs and expenses, we also continue to invest significantly in research and development activities, in both the short and long term, as we focus on organic growth through internal innovation in each of our business segments. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position, and that the level of these investments will increase in future periods. We recognize the costs associated with these research and development investments earlier than the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.
Changes in industry structure and market conditions could lead to charges related to discontinuance of certain of our products or businesses and asset impairments.
In response to changes in industry structure and market conditions, we may be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting certain businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as inventory and technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Although in certain instances our supply agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed, our loss contingencies may include liabilities for contracts that we cannot cancel, reschedule or adjust with contract manufacturers and suppliers.
Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances, and future goodwill impairment evaluations may result in a charge to earnings.
Matters relating to or arising from our completed Audit Committee Investigation, including regulatory investigations and proceedings, litigation matters, and potential additional expenses, may adversely affect our business and results of operations.
As previously disclosed in our public filings, the Audit Committee completed its internal investigation in September 2018. In connection with the Audit Committee Investigation, we voluntarily contacted the SEC. The SEC commenced a formal investigation, and we continue to cooperate with that investigation. The outcome of such an investigation is difficult to predict. If the SEC commences legal action, we could be required to pay significant penalties and become subject to injunctions, a cease and desist order, and other equitable remedies. We can provide no assurances as to the outcome of any governmental investigation.
We have incurred, and will continue to incur, significant expenses related to legal and other professional services in connection with the ongoing SEC investigation, which may continue to adversely affect our business and financial condition. In addition, securities class actions and other lawsuits have been filed against us, our directors, and officers (see also, “We are subject to pending securities class action and stockholder derivative legal proceedings . . .” below). The outcome of the securities class actions and other litigation and regulatory proceedings or government enforcement actions is difficult to predict, and the cost to defend, settle, or otherwise resolve these matters may be significant. Plaintiffs or regulatory agencies or authorities in these matters may seek recovery of very large or indeterminate amounts or seek to impose sanctions, including significant monetary penalties. The monetary and other impact of these litigations, proceedings, or actions may remain unknown for substantial periods of time. Further, an unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations, and cash flows.
We are subject to pending securities class action and stockholder derivative legal proceedings that may adversely affect our business.
Several securities class action and purported derivative lawsuits have been filed against us arising out of the announcement of the Audit Committee Investigation. In addition, we have received demands from purported stockholders to inspect corporate books and records under Delaware law. No specific amounts of damages have been alleged in these lawsuits. We will continue to incur legal fees in connection with these pending cases, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of continuing to defend such litigation may be significant. We intend to defend these lawsuits vigorously, but there can be no assurance that we will be successful in any defense. If any of the lawsuits related to our Audit Committee Investigation are decided adversely, we may be liable for significant damages directly or under our indemnification obligations, which could adversely affect our business, results of operations and cash flows. Further, the amount of time that will be required to resolve these lawsuits is unpredictable, and these actions may divert management’s attention from the day-to-day operations of our business, which could further adversely affect our business, results of operations, and cash flows.
The delayed filing of some of our periodic SEC reports has made us currently ineligible to use a registration statement on Form S-3 to register the offer and sale of securities, which could adversely affect our ability to raise future capital or complete acquisitions.
As a result of the delayed filing of some of our periodic reports with the SEC in connection with the completed Audit Committee Investigation, we will not be eligible to register the offer and sale of our securities using a registration statement on Form S-3 until December 2019, at the earliest. Registering the offer and sale of our securities prior to the time we are eligible to use Form S-3 may increase our transaction costs, and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations, and cash flows.
Under Delaware law, our certificate of incorporation, our bylaws, and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current, and future investigations and litigation.
The scope of our indemnification obligations may be broader than the coverage available under our directors’ and officers’ liability insurance, or there may be insufficient coverage available. Further, in the event the directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them.
We cannot provide any assurances that future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover such claims. Further, should a coverage dispute arise, we may also incur significant expenses in relation to litigating or attempting to resolve any such dispute. Accordingly, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition, results of operations or cash flows.
We may need to change our pricing models to compete successfully.
The intense competition we face, in addition to general and economic business conditions, can put pressure on us to change our prices. If our competitors offer deep discounts on certain solutions or develop products or support offerings that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect our operating results.
In addition, a weakening of economic conditions or significant uncertainty regarding the stability of financial markets could adversely impact our business, financial condition, and operating results in a number of ways. Impacts could include longer sales cycles, pressure to lower prices for our solutions, a reduction in the rate of adoption of our solutions by new customers, and a lower rate of current customers purchasing upgrades to our current solutions.
Any broad-based change to our prices and pricing policies could cause our revenues to decline or be delayed as our sales force implements and our customers adjust to the new pricing policies. We or our competitors may bundle solutions for promotional purposes or as a long-term go-to-market or pricing strategy or provide guarantees of prices. These practices could, over time, significantly constrain the prices that we can charge for certain of our offerings.
Defects, disruptions or risks related to our cloud offerings could impair our ability to deliver our services and could expose us to liability, damage our brand and reputation, or otherwise negatively impact our business.
Our cloud offerings may contain errors or defects that users identify after they begin using them that could result in unanticipated service interruptions, which could harm our reputation and our business. Since our customers use our cloud offerings for mission-critical protection from threats to electronic information, endpoint devices, and computer networks, any errors, defects, disruptions in service or other performance problems with our cloud offerings could significantly harm our reputation and may damage our customers’ businesses. If any such performance problems occur, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts or warranty, an increase in collection cycles for accounts receivable or the expense and risk of litigation.
We currently serve our cloud-based customers from hosting facilities, including third-party hosting facilities, located across the globe. Damage to, or failure of, any significant element of these hosting facilities could result in interruptions in our service, which could harm our customers and expose us to liability. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the delivery of our solutions. Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding. Interruptions or failures in our service delivery could cause customers to terminate their subscriptions with us, could adversely affect our renewal rates, and could harm our ability to attract new customers. Our business would also be harmed if our customers believe that our cloud offerings are unreliable.
Our solutions are complex and operate in a wide variety of environments, systems, applications, and configurations, which could result in failures of our solutions to function as designed.
Because we offer very complex solutions, undetected errors, failures or bugs may occur, especially when solutions are first introduced or when new versions are released. Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our solutions or may expose undetected errors, failures, or bugs in our solutions. Our customers’ computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. In addition, despite testing by us and others, errors, failures, or bugs may not be found in new solutions or releases until after they are delivered to customers. In the past, we have discovered software errors, failures, and bugs in certain of our solutions after their introduction and, in some cases, have experienced delayed or lost revenues as a result of these errors.
Errors, failures, or bugs in solutions released by us could result in negative publicity, damage to our brand and reputation, returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others. Many of our end-user customers use our solutions in applications that are critical to their businesses and may have a greater sensitivity to defects in our solutions than to defects in other, less critical, software products. In addition, if an actual or perceived breach of information integrity, security, or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our solutions could be harmed. Alleviating any of these problems could require significant expenditures, our capital, and other resources and could cause interruptions, delays, or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.
Our products, solutions, cloud offerings, systems, and website may be subject to intentional disruption that could adversely impact our reputation and future sales.
Despite our precautions and significant ongoing investments to protect against security risks, data protection breaches, cyber-attacks, and other intentional disruptions of our solutions, we expect to be an ongoing target of attacks specifically designed to impede the performance and availability of our offerings and harm our reputation as a company. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, and insider threats including actions by employees and third-party service providers, may attempt to penetrate our network security or the security of our systems and websites and misappropriate proprietary information or cause interruptions of our services, including the operation of our global civilian cyber intelligence threat network. Such attempts are increasing in number and in technical sophistication, and if successful could expose us and the affected parties, to risk of loss or misuse of proprietary or confidential information or disruptions of our business operations. While we invest and devote significant resources to maintain and continually enhance and update our methods to detect and alert us to such breaches, attacks, and disruptions, these efforts may not be sufficient, even with rapid detection, to prevent the damage such a breach of our products, solutions, cloud offerings, systems, and websites may cause.
Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services and harm our business.
We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. For example, we host many of our products using third-party data center facilities, and we do not control the operation of these facilities. These facilities are vulnerable to damage, interruption, or performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the delivery of our products and services.
Furthermore, our business administration, human resources, and finance services depend on the proper functioning of our computer, telecommunication, and other related systems and operations. A disruption or failure of these systems or operations because of a disaster or other business continuity event could cause data to be lost or otherwise delay our ability to complete sales and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results, all of which could adversely affect the trading value of our stock. Although we endeavor to ensure there is redundancy in these systems and that they are regularly backed-up, there are no assurances that data recovery in the event of a disaster would be effective or occur in an efficient manner, including the operation of our global civilian cyber intelligence threat network. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.
Any errors, defects, disruptions, or other performance problems with our products and services could harm our reputation and may damage our customers’ businesses. For example, we may experience disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our websites simultaneously, fraud, or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions in our products and services, including the operation of our global civilian cyber intelligence threat network, could impact our revenues or cause customers to cease doing business with us. In addition, our business would be harmed if any of the events of this nature caused our customers and potential customers to believe our services are unreliable. Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose customer data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.
We collect, use, disclose, store, or otherwise process personal information, which subjects us to privacy and data security laws and contractual commitments, and our actual or perceived failure to comply with such laws and commitments could harm our business.
We collect, use, store or disclose (collectively, process) an increasingly large amount of personal information, including from employees and customers, in connection with the operation of our business, particularly in relation to our identity and information protection offerings. We process an increasingly high volume, variety, and velocity of personal information as a result of our identity and information protection offerings that rely on large data repositories of personal information and consumer transactions. The personal information we process is subject to an increasing number of federal, state, local, and foreign laws regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions, fines, litigation, or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.
Additionally, changes to applicable privacy or data security laws could impact how we process personal information and therefore limit the effectiveness of our solutions or our ability to develop new solutions. For example, the European Union General Data Protection Regulation imposes more stringent data protection requirements and provides for greater penalties for noncompliance of up to the greater of €20 million or four percent of worldwide annual revenues.
Data protection legislation is also becoming increasingly common in the U.S. at both the federal and state level. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the CCPA), which will come into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties, and provides a new cause of action for data breaches. However, California legislators have stated that they intend to propose amendments to the CCPA, and it remains unclear what, if any, modifications will be made to the CCPA or how it will be interpreted. Additionally, the Federal Trade Commission (the FTC) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the CCPA and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies and to incur substantial expenditures in order to comply.
 Global privacy and data protection legislation, enforcement, and policy activity are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.
Additionally, third parties with whom we work, such as vendors or developers, may violate applicable laws or our policies and such violations can place personal information of our customers at risk. In addition, our customers may also accidentally disclose their passwords or store them on a device that is lost or stolen, creating the perception that our systems are not secure against third-party access. This could have an adverse effect on our reputation and business. In addition, such third parties could be the target of cyberattack and other data breaches which could impact our systems or our customers’ records.
Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.
As part of our business strategy, we may acquire or divest businesses or assets. These activities can involve a number of risks and challenges, including:

•	Complexity, time, and costs associated with managing these transactions, including the integration of acquired business operations, workforce, products, IT systems, and technologies;

•	Diversion of management time and attention;

•	Loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	Assumption of liabilities of the acquired business or assets, including pending or future litigation, investigations or claims related to the acquired business or assets;

•	The addition of acquisition-related debt;

•	Increased or unexpected costs and working capital requirements;

•	Dilution of stock ownership of existing stockholders;

•	Unanticipated delays or failure to meet contractual obligations; and

•	Substantial accounting charges for acquisition-related costs, amortization of intangible assets, and higher levels of stock-based compensation expense.
We have invested and continue to invest and devote significant resources in the integration of businesses we acquire. The success of each acquisition depends in part on our ability to realize the anticipated business opportunities, including certain cost savings and operational efficiencies or synergies and growth prospects from integrating these businesses in an efficient and effective manner. If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects. To integrate acquired businesses, we must integrate and manage the personnel and business systems of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests and we may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions. Moreover, to be successful, large complex acquisitions depend on large-scale product, technology, and sales force integrations that are difficult to complete on a timely basis or at all and may be more susceptible to the special risks and challenges described above.
In addition, we have in the past, and may in the future, divest businesses, product lines, or assets. Such initiatives may require significant separation activities that could result in the diversion of management’s time and attention, loss of employees, substantial separation costs, and accounting charges for asset impairments.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.
If we fail to manage our sales and distribution channels effectively, or if our partners choose not to market and sell our solutions to their customers, our operating results could be adversely affected.
We sell our solutions to customers around the world through multi-tiered sales and distribution networks.
Sales through these different channels involve distinct risks, including the following:
Direct Sales. A portion of our revenues from enterprise products is derived from sales by our direct sales force to end-users. Risks associated with direct sales include:

•	Longer sales cycles associated with direct sales efforts;

•	Difficulty in hiring, retaining, and motivating our direct sales force, particularly through periods of transition in our organization;

•
Substantial amounts of training for sales representatives to become productive in selling our solutions, including regular updates to our products, and associated delays and difficulties in recognizing the expected benefits of investments in new products and updates;

•	Increased administrative costs in processing orders and increased credit risk in pursuing payment from each end user; and

•	Increased responsibility for custom and export activities that may result in added costs.
Indirect Sales Channels. A portion of our revenues is derived from sales through indirect channels, including, but not limited to, distributors that sell our products to end-users and other resellers. This channel involves a number of risks, including:

•	Our resellers and distributors are generally not subject to minimum sales requirements or any obligation to market our solutions to their customers;

•	Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause;

•	Our lack of control over the timing of delivery of our solutions to end-users;

•	Our resellers and distributors may violate applicable law or regulatory requirements or otherwise cause damage to our reputation through their actions;

•
Our resellers and distributors frequently market and distribute competing solutions and may, from time to time, place greater emphasis on the sale of these solutions due to pricing, promotions, and other terms offered by our competitors; and

•	Any consolidation of electronics retailers can continue to increase their negotiating power with respect to software providers such as us.
OEM Sales Channels. A portion of our revenues is derived from sales through our OEM partners that incorporate our products into, or bundle our products with, their products. Our reliance on this sales channel involves many risks, including:

•	Our lack of control over the volume of products delivered and the timing of such delivery;

•	Most of our OEM partners are not subject to minimum sales requirements. Generally, our OEM partners do not have any obligation to market our products to their customers;

•	Our OEM partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors;

•	Sales through our OEM partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in a reduction of OEM sales;

•
The development work that we must generally undertake under our agreements with our OEM partners may require us to invest significant resources and incur significant costs with little or no assurance of ever receiving associated revenues;

•
The time and expense required for the sales and marketing organizations of our OEM partners to become familiar with our solutions may make it more difficult to introduce those solutions to the market; and

•	Our OEM partners may develop, market, and distribute their own solutions and market and distribute products of our competitors, which could reduce our sales.
If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. Some of our distribution partners have experienced financial difficulties in the past, and if our partners suffer financial difficulties in the future because of general economic conditions or for other reasons, these partners may delay paying their obligations to us, and we may have reduced revenues or collections that could adversely affect our operating results. In addition, reliance on multiple channels subjects us to events that could cause unpredictability in demand, which could increase the risk that we may be unable to plan effectively for the future, and could adversely affect our operating results.

We face heightened regulation in our Consumer Cyber Safety segment, which could impede our ability to market and provide our solutions or adversely affect our business, financial position, and results of operations.
We are subject to heightened regulation in our Consumer Cyber Safety segment as a result of the sale of our identity and information protection products, which we sell as a result of our acquisition of LifeLock, including a wide variety of federal, state, and local laws and regulations, including the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Federal Trade Commission Act (FTC Act), and comparable state laws that are patterned after the FTC Act. Moreover, LifeLock entered into consent decrees and similar arrangements with the FTC and 35 states’ attorneys general in 2010 and a settlement with the FTC in 2015 relating to allegations that certain of LifeLock’s advertising and marketing practices constituted deceptive acts or practices in violation of the FTC Act, which impose additional restrictions on the LifeLock business, including prohibitions against making any misrepresentation of “the means, methods, procedures, effects, effectiveness, coverage, or scope of” LifeLock’s identity theft protection services. Any of the laws and regulations that apply to our business are subject to revision or new or changed interpretations, and we cannot predict the impact of such changes on our business.
Additionally, the nature of our identity and information protection products subjects us to the broad regulatory, supervisory, and enforcement powers of the Consumer Financial Protection Bureau which may exercise authority with respect to our services, or the marketing and servicing of those services, by overseeing our financial institution or credit reporting agency customers and suppliers, or by otherwise exercising its supervisory, regulatory, or enforcement authority over consumer financial products and services.
Our international operations involve risks that could increase our expenses, adversely affect our operating results, and require increased time and attention of our management.
We derive a substantial portion of our revenues from customers located outside of the U.S., and we have significant operations outside of the U.S., including engineering, sales, customer support, and production. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

•	Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

•	Requirements of foreign laws and other governmental controls, including tariffs, trade barriers and labor restrictions, and related laws that reduce the flexibility of our business operations;

•	Potential changes in trade relations arising from policy initiatives or other political factors;

•
Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

•
Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

•	Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the U.S.;

•
Fluctuations in currency exchange rates, economic instability, and inflationary conditions could reduce our customers’ ability to obtain financing for our products or could make our products more expensive or could increase our costs of doing business in certain countries;

•	Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

•	Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;

•	Difficulties in staffing, managing, and operating our international operations;

•	Difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations;

•	Seasonal reductions in business activity in the summer months in Europe and in other periods in other countries;

•	Costs and delays associated with developing software and providing support in multiple languages; and

•	Political unrest, war, or terrorism, or regional natural disasters, particularly in areas in which we have facilities.
A significant portion of our transactions outside of the U.S. is denominated in foreign currencies. Accordingly, our revenues and expenses will continue to be subject to fluctuations in foreign currency rates. We have in the past and expect in the future to be affected by fluctuations in foreign currency rates, especially if international sales grow as a percentage of our total sales or our operations outside the U.S. continue to increase.
For example, the United Kingdom’s (U.K.) planned exit from the European Union (EU) (Brexit) has caused and may continue to cause significant volatility in global financial markets and will likely have an adverse impact on labor and trade in addition to creating further short-term uncertainty and currency volatility. In the absence of a future trade deal, the U.K.’s trade with the European Union and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Any adjustments we make to our business and operations as a result of Brexit could result in significant time and expense to complete. While we have not experienced any material financial impact from Brexit on our business to date, we cannot predict its future implications. Any impact from Brexit on our business and operations over the long term will depend, in part, on the outcome of tariff, tax treaties, trade, regulatory, and other negotiations the U.K. conducts.
If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.
Most of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization.
Third parties may also develop similar or superior technology independently by designing around our patents. Our shrink-wrap license agreements are not signed by licensees and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.
From time to time we are a party to lawsuits and investigations, which typically require significant management time and attention and result in significant legal expenses, and which could negatively impact our business, financial condition, results of operations, and cash flows.
We have initiated and been named as a party to lawsuits, including patent litigation, class actions, and governmental claims, and we may be named in additional litigation. The expense of initiating and defending, and in some cases settling, such litigation may be costly and divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations, and cash flows. In addition, an unfavorable outcome in such litigation could result in significant fines, settlements, monetary damages, or injunctive relief that could negatively impact our ability to conduct our business, results of operations, and cash flows.
Third parties claiming that we infringe their proprietary rights could cause us to incur significant legal expenses and prevent us from selling our products.
From time to time, third parties may claim that we have infringed their intellectual property rights, including claims regarding patents, copyrights, and trademarks. Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our products, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our customers. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We have made and expect to continue making significant expenditures to investigate, defend, and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.
In addition, we license and use software from third parties in our business. These third-party software licenses may not continue to be available to us on acceptable terms or at all and may expose us to additional liability. This liability, or our inability to use any of this third-party software, could result in delivery delays or other disruptions in our business that could materially and adversely affect our operating results.
Changes to our effective tax rate could increase our income tax expense and reduce (increase) our net income (loss).
Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

•	Changes to the U.S. federal income tax laws, including impacts of the Tax Cuts and Jobs Act (H.R.1) (the 2017 Tax Act) arising from future interpretations of the 2017 Tax Act;

•
Changes to other tax laws, regulations, and interpretations in multiple jurisdictions in which we operate, including actions resulting from the Organisation for Economic Co-operation and Development’s base erosion and profit shifting project, proposed actions by international bodies such as digital services taxation, as well as the requirements of certain tax rulings;

•	Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and

•	Tax assessments, or any related tax interest or penalties, that could significantly affect our income tax expense for the period in which the settlements take place.
We report our results of operations based on our determination of the aggregate amount of taxes owed in the tax jurisdictions in which we operate. From time to time, we receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority. We are regularly engaged in discussions and sometimes disputes with these tax authorities. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be adversely affected.
We cannot predict our future capital needs, and we may be unable to obtain financing, which could have a material adverse effect on our business, results of operations, and financial condition.
Adverse economic conditions or a change in our business performance may make it more difficult to obtain financing for our operations, investing activities (including potential acquisitions or divestitures), or financing activities. Any required financing may not be available on terms acceptable to us, or at all. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our financial or operational flexibility and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully develop or enhance our software and services through acquisitions in order to take advantage of business opportunities or respond to competitive pressures, which could have a material adverse effect on our software and services offerings, revenues, results of operations, and financial condition.
Failure to maintain our credit ratings could adversely affect our liquidity, capital position, ability to hedge certain financial risks, borrowing costs, and access to capital markets.
Our credit risk is evaluated by the major independent rating agencies, and such agencies have in the past and could in the future downgrade our ratings. We cannot assure you that we will be able to maintain our current credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may have a negative impact on our liquidity, capital position, ability to hedge certain financial risks, and access to capital markets. In addition, changes by any rating agency to our outlook or credit rating could increase the interest we pay on outstanding or future debt.
There are risks associated with our outstanding and future indebtedness that could adversely affect our financial condition.
As of July 5, 2019, we had an aggregate of $4.5 billion of outstanding indebtedness that will mature in calendar years 2020 through 2025, including approximately $4.0 billion in aggregate principal amount of existing convertible or senior notes and $0.5 billion of outstanding term loans under our senior credit facility, and we may incur additional indebtedness in the future and/or enter into new financing arrangements. In addition, as of July 5, 2019, we had $1.0 billion available for borrowing under our revolving credit facility. Our ability to meet expenses, to remain in compliance with the covenants under our debt instruments, and to pay interest and repay principal for our substantial level of indebtedness depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic, and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including the notes, and meet our other obligations.
Our level of indebtedness could have important consequences, including the following:

•
We must use a substantial portion of our cash flow from operations to pay interest and principal on the term loans and revolving credit facility, our existing senior notes, and other indebtedness, which reduces funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes, and potential acquisitions;

•	We may be unable to refinance our indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes;

•	We are exposed to fluctuations in interest rates because borrowings under our senior credit facilities bear interest at variable rates;

•
Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

•	We may be more vulnerable to an economic downturn and adverse developments in our business;

•
We may be unable to comply with financial and other covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation; and

•
Changes by any rating agency to our outlook or credit rating could negatively affect the value of our debt and/or our common stock, adversely affect our access to debt markets, and increase the interest we pay on outstanding or future debt.

There can be no assurance that we will be able to manage any of these risks successfully.

In addition, we conduct a significant portion of our operations through our subsidiaries, which are generally not guarantors of our debt. Accordingly, repayment of our indebtedness will be dependent in part on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment, or otherwise. In general, our subsidiaries will not have any obligation to pay amounts due on our debt or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness.
Our existing credit agreements impose operating and financial restrictions on us.
The existing credit agreements contain covenants that limit our ability and the ability of our restricted subsidiaries to:

•	Incur additional debt;

•	Create liens on certain assets to secure debt;

•	Enter into certain sale and leaseback transactions;

•	Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; and

•	Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.
All of these covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions, or otherwise restrict activities or business plans. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured in the future, proceed against any collateral securing that indebtedness.
Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.
Certain of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, which may include, by way of example, the GNU General Public License, GNU Lesser General Public License, the Mozilla Public License, the BSD License, and the Apache License.
Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated and could, if not properly addressed, negatively affect our business.
Our contracts with the U.S. government include compliance, audit, and review obligations. Any failure to meet these obligations could result in civil damages and/or penalties being assessed against us by the government.
We sell products and services through government contracting programs directly and via partners, though we no longer hold a GSA contract. In the ordinary course of business, sales under these government contracting programs may be subject to audit or investigation by the U.S. government. Noncompliance identified as a result of such reviews (as well as noncompliance identified on our own) could subject us to damages and other penalties, which could adversely affect our operating results and financial condition.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Repurchase of equity securities

Under our stock repurchase programs, shares may be repurchased on the open market and through accelerated stock repurchase transactions. As of July 5, 2019, we have $507 million remaining authorized to be completed in future periods with no expiration date. Additionally, on August 6, 2019, our Board of Directors increased the share repurchase authorization to $1.6 billion. Stock repurchases during the three months ended July 5, 2019, were as follows:

(In millions, except per share data)	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
March 30, 2019 to April 26, 2019	9	$23.89	9	$845
April 27, 2019 to May 31, 2019	16	$20.78	16	$507
June 1, 2019 to July 5, 2019	—	$—	—	$507
Total number of shares repurchased	25	$21.85	25

(1) The number of shares purchased is reported on trade date. Repurchases of 1 million shares executed during fiscal 2019 settled during the three months ended July 5, 2019.
Item 5. Other Information
Our Board of Directors has rescheduled our 2019 Annual Meeting of Stockholders, or the 2019 Annual Meeting, to December 4, 2019 from the date disclosed in our annual report on Form 10-K for the annual period ended March 29, 2019. The record date, time and location of the 2019 Annual Meeting will be as set forth in our proxy statement for the 2019 Annual Meeting.
Stockholders are advised that the deadlines set forth under the captions “Stockholder Proposals for Nominees” and  “Stockholder Proposals to be Presented at the Next Annual Meeting” in the Company’s proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on October 29, 2018, continue to apply since the date of the 2019 Annual Meeting does not vary by more than 30 calendar days from the anniversary of the 2018 Annual Meeting of Stockholders.

Item 6. Exhibits

Exhibit Number		Incorporated by Reference				Filed with this 10-Q
	Exhibit Description	Form	File Number	Exhibit	File Date
2.01	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Symantec Corporation.	8-K	000-17781	2.01	08/08/2019
10.01*	FY20 Executive Annual Incentive Plan - Chief Executive Officer.					X
10.02*	FY20 Executive Annual Incentive Plan - Senior Vice President and Executive Vice President.					X
10.03*	Form of FY20 Performance Based Restricted Stock Unit Award Agreements under 2013 Equity Incentive Plan					X
10.04*	Form of Amended and Restated Restricted Stock Unit Award Agreements under 2013 Equity Incentive Plan					X
10.05*	Separation Agreement between Symantec Corporation and Gregory Clark dated May 7, 2019.	8-K	000-17781	10.01	05/09/2019
10.06*	Offer Letter with Vincent Pilette dated April 26, 2019	8-K	000-17781	10.02	05/09/2019
10.07*	Employment Agreement, dated May 24, 2019, between Symantec Corporation and Richard S. Hill.	8-K	000-17781	10.01	05/28/2019
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01†	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.02†	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document					X
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Labels Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

*	Indicates a management contract or compensatory plan or arrangement.
†	This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYMANTEC CORPORATION
(Registrant)

By:	/s/ Richard S. Hill
Richard S. Hill Interim President, Chief Executive Officer and Director

By:	/s/ Vincent Pilette
Vincent Pilette Executive Vice President and Chief Financial Officer

August 9, 2019